MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2014

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the consolidated financial statements of Endeavour Silver Corp. (“Endeavour” or “the Company”) for the year ended December 31, 2014 and 2013 and the related notes contained therein, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). We use certain non-IFRS financial measures in this MD&A. For a description of each of the non-IFRS measures used in this MD&A, please see the discussion under “Non-IFRS Measures”. Additional information relating to the Company, including the most recent Annual Information Form, is available on SEDAR at www.sedar.com, and the Company’s most recent annual report on Form 40-F has been filed with the US Securities and Exchange Commission (the “SEC”). This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of U S dollars unless otherwise indicated. This MD&A is dated as of March 4, 2015 and all information contained is current as of March 4, 2015 unless otherwise stated.

Cautionary Note to US Investors concerning Estimates of Reserves and Measured, Indicated and Inferred Resources:

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of US securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the US Securities Act of 1933, as amended (the “Securities Act”).

Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A contains descriptions of Endeavour’s mineral deposits that may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under the US federal securities laws and the rules and regulations thereunder.

700 West Pender Street, Suite 301, Vancouver, B.C., Canada V6C 1G8
Phone: 604.685.9775 | Fax: 604.685.9744| Toll Free: 1.877.685.9775 | Email: info@edrsilver.com
www.edrsilver.com

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2014

Forward-LookingStatements

This MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2015, including silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “forecast”, “project”, ”intend”, ”believe”, ”anticipate”, “outlook” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward- looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.

The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including, but not limited to environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s Annual Information Form filed with the Canadian securities regulatory authorities and as filed with the SEC in our Annual Report on Form 40-F. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Table of Contents

Operating Highlights	Page 3	Consolidated Financial Results	Page 16
History and Strategy	Page 4	Non IFRS Measures	Page 20
Consolidated Operations	Page 5	Quarterly Results and Trends	Page 27
Guanaceví Operations	Page 7	Annual Outlook	Page 31
Bolañitos Operations	Page 9	Liquidity and Capital Resources	Page 32
El Cubo Operations	Page 11	Changes in Accounting Policies	Page 38
Exploration Results	Page 13	Risks and Uncertainties	Page 41
Reserves and Resources	Page 14	Controls and Procedures	Page 49

2

Three Months Ended December 31			2014 Highlights	Year Ended December 31
2014	2013	% Change		2014	2013	% Change
Production
2,009,172	1,931,717	4%	Silver ounces produced	7,212,074	6,813,069	6%
15,127	17,686	(14%)	Gold ounces produced	62,895	75,578	(17%)
1,950,037	1,855,108	5%	Payable silver ounces produced	6,996,916	6,593,805	6%
14,557	16,612	(12%)	Payable gold ounces produced	60,518	72,562	(17%)
3,068,062	2,992,877	3%	Silver equivalent ounces produced(1)	11,614,724	11,347,749	2%
8.33	7.46	12%	Cash costs per silver ounce(2)(3)	8.31	7.92	5%
14.36	14.59	(2%)	Total production costs per ounce(2)(4)	16.37	15.69	4%
15.37	14.24	8%	All-in sustaining costs per ounce(2)(5)	16.79	18.31	(8%)
374,212	379,480	(1%)	Processed tonnes	1,404,406	1,537,984	(9%)
89.63	90.72	(1%)	Direct production costs per tonne(2)(6)	96.11	97.00	(1%)
10.76	11.45	(6%)	Silver co-product cash costs (7)	11.76	13.19	(11%)
788	695	13%	Gold co-product cash costs (7)	798	785	2%
Financial
48.6	67.9	(28%)	Revenue ($ millions)	196.9	276.8	(29%)
2,000,253	2,155,326	(7%)	Silver ounces sold	6,539,686	7,151,963	(9%)
13,635	18,960	(28%)	Gold ounces sold	58,323	81,119	(28%)
16.23	20.52	(21%)	Realized silver price per ounce	18.76	23.10	(19%)
1,189	1,246	(5%)	Realized gold price per ounce	1,273	1,375	(7%)
(66.9)	(115.8)	(42%)	Net earnings (loss) ($ millions)	(74.5)	(89.5)	(17%)
(11.0)	(12.1)	(9%)	Adjusted net earnings (8) ($ millions)	(17.2)	11.1	(256%)
2.3	9.9	(77%)	Mine operating earnings ($ millions)	14.4	56.9	(75%)
13.9	26.4	(47%)	Mine operating cash flow(9) ($ millions)	70.5	116.9	(40%)
(5.3)	18.0	(130%)	Operating cash flow before working capital changes (10)	29.3	81.6	(64%)
7.7	17.5	(56%)	Earnings before ITDA (11)	42.6	94.5	(55%)
21.2	32.2	(34%)	Working capital ($ millions)	21.2	32.2	(34%)
Shareholders
(0.67)	(1.16)	42%	Earnings (loss) per share – basic	(0.74)	(0.90)	18%
(0.11)	(0.12)	(8%)	Adjusted earnings per share – basic(8)	(0.17)	0.11	(253%)
(0.05)	0.18	(129%)	Operating cash flow before working capital changes per share(10)	0.29	0.82	(65%)
101,881,133	99,720,704	2%	Weighted average shares outstanding	101,314,393	99,770,293	2%

(1)	2013 Silver equivalents are calculated using a 60:1 ratio and 2014 Silver equivalents are calculated using a 70:1 ratio.
(2)

The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 20.

(3)

Cash costs net of by-products per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 23.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 23.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 24.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 24.

3

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 25

(8)

Adjusted earnings are calculated by adding back the mark-to-market impact of derivative equities held as a liability on the Company’s balance sheet and impairment charges net of tax. See Reconciliation to IFRS on page 20.

(9)

Mine operating cash flow is calculated by adding back amortization, depletion, inventory write downs and share-based compensation to mine operating earnings. Mine operating earnings and mine operating cash flow are before taxes. See Reconciliation to IFRS on page 21.

(10)	See Reconciliation to IFRS on page 21 for the reconciliation of operating cash flow before working capital changes, operating cash flow before working capital changes per share.
(11)	See Reconciliation of Earnings before interest, taxes, depreciation and amortization on page 22.

The above highlights are key measures used by management, however they should not be the sole measures used in determining the performance of the Company’s operations.

HISTORY AND STRATEGY

The Company is engaged in silver mining in Mexico and related activities including property acquisition, exploration, development, mineral extraction, processing, refining and reclamation. The Company is also engaged in exploration activities in Chile.

Historically, the business philosophy was to acquire and explore early-stage mineral prospects in Canada and the US. In 2002 the Company was re-organized, a new management team was appointed, and the business strategy was revised to focus on acquiring advanced-stage silver mining properties in Mexico. Mexico, despite its long and prolific history of metal production, appeared to be relatively under-explored using modern exploration techniques and offered promising geological potential for precious metals exploration and production.

After evaluating several mineral properties in Mexico in 2003, the Company negotiated an option to purchase the Guanaceví silver mines and process plant located in Durango, Mexico in May 2004. Management recognized that even though the mines had run out of ore, little modern exploration had been carried out to discover new silver ore-bodies. Exploration drilling commenced in June 2004 and was quickly met with encouraging results. By September 2004, sufficient high-grade silver mineralization had been outlined to justify the development of an access ramp into the newly discovered North Porvenir ore-body. In December 2004, the Company commenced the mining and processing of ore from the new North Porvenir mine to produce silver doré bars.

In 2007, the Company replicated the success of Guanaceví with the acquisition of the Bolañitos (formerly described as “Guanajuato”) mines project in Guanajuato State. Bolañitos was very similar in that there was a fully built and permitted processing plant, and the mines were running out of ore, so the operation was for sale. The acquisition was finalized in May 2007 and as a result of the successful mine rehabilitation and subsequent exploration work, silver production, reserves and resources are growing rapidly and Bolañitos is now an integral part of the Company’s asset base.

Both Guanaceví and Bolañitos are good examples of Endeavour’s business model of acquiring fully built and permitted silver mines that were about to close for lack of ore. By bringing the money and expertise needed to find new silver ore-bodies, Endeavour has successfully re-opened and expanded these mines to develop their full potential. The benefit of acquiring fully built and permitted mining and milling infrastructure is that if new exploration efforts are successful, the mine development cycle from discovery to production only takes a matter of months instead of the several years normally required in the traditional mining business model.

In 2012, the Company acquired the El Cubo silver-gold mine located in Guanajuato, Mexico. El Cubo had similar challenges to Endeavour’s past acquisitions, but with two significant exceptions; the property came with substantial reserves and resources, and the mine was already operating at 1,100 tonnes per day (tpd). After acquisition, Endeavour initiated a two year operational turn-around program aimed at increasing throughput, grade and productivity in order to reduce operating costs and return the operation to profitability. Endeavour also completed a capital reconstruction program of the plant and surface infrastructure, and invested in accelerated mine exploration and development to unfold the full potential of El Cubo.

4

The Company has historically funded its exploration and development activities through equity financings and convertible debentures. Equity financings also facilitated the acquisition and development of the Guanaceví and Bolañitos mines projects. However, since 2004, the Company has been able to finance more and more of its acquisition, exploration, development and operating activities from production cash flows. In 2012 the Company obtained a credit facility to help support its acquisition, exploration and capital investment programs. The Company may choose to engage in equity, debt, convertible debt or other financings, on an as-needed basis, in order to facilitate its growth.

REVIEW OF OPERATING RESULTS

Consolidated Production Results for the Three Months and Years Ended December 31, 2014 and 2013

Three Months Ended December 31			CONSOLIDATED	Year Ended December 31
2014	2013	% Change		2014	2013	% Change
374,212	379,480	(1%)	Ore tonnes processed	1,404,406	1,537,984	(9%)
191	181	6%	Average silver grade (gpt)	185	168	10%
87.3	87.3	0%	Silver recovery (%)	86.2	81.6	6%
2,009,172	1,931,717	4%	Total silver ounces produced	7,212,074	6,813,069	6%
1,950,037	1,855,108	5%	Payable silver ounces produced	6,996,916	6,593,805	6%
1.49	1.78	(16%)	Average gold grade (gpt)	1.62	1.78	(9%)
84.4	82.1	3%	Gold recovery (%)	86.1	85.6	1%
15,127	17,686	(14%)	Total gold ounces produced	62,895	75,578	(17%)
14,557	16,612	(12%)	Payable gold ounces produced	60,518	72,562	(17%)
3,068,062	2,992,877	3%	Silver equivalent ounces produced(1)	11,614,724	11,347,749	2%
8.33	7.46	12%	Cash costs per silver ounce(2)(3)	8.31	7.92	5%
14.36	14.59	(2%)	Total production costs per ounce(2)(4)	16.37	15.69	4%
15.37	14.24	8%	All in sustaining cost per ounce (2)(5)	16.79	18.31	(8%)
89.63	90.72	(1%)	Direct production costs per tonne(2)(6)	96.11	97.00	(1%)
10.76	11.45	(6%)	Silver co-product cash costs (7)	11.76	13.19	(11%)
788.23	695.47	13%	Gold co-product cash costs (7)	797.88	785.01	2%

(1)	2013 Silver equivalents are calculated using a 60:1 ratio and 2014 Silver equivalents are calculated using a 70:1 ratio.
(2)

The Company reports non-IFRS measures which include cash costs net of by-product on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 20.

(3)

Cash costs net of by-products per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 23.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 23.

(5)

All-in sustaining costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 24.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 24.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 25.

5

Consolidated Production

Three months ended December 31, 2014 (compared to the three months ended December 31, 2013)
Consolidated silver production during Q4, 2014 was 2,009,172 ounces, an increase of 4% compared to 1,931,717 oz in Q4, 2013, and gold production was 15,127 oz, a decrease of 14% compared to 17,686 oz in Q4, 2013. Plant throughput was 374,212 tonnes at average grades of 191 grams per tonne (gpt) silver and 1.49 gpt gold compared to 379,480 tonnes grading 181 gpt silver and 1.78 gpt gold in Q4, 2013. Silver production improved due to higher silver grades, while gold production fell due to lower grades.

Year ended December 31, 2014 (compared to the year ended December 31, 2013)
Consolidated silver production during 2014 was 7,212,074 ounces, an increase of 6% compared to 6,813,069 oz in 2013, and gold production was 62,895 oz, a decrease of 17% compared to 75,578 oz in 2013. Plant throughput was 1,404,406 tonnes at average grades of 185 grams per tonne (gpt) silver and 1.62 gpt gold compared to 1,537,984 tonnes grading 168 gpt silver and 1.78 gpt gold in 2013. Silver production increased due to higher grades and recoveries, partially offset by the lower throughput. Gold production was lower due to lower grades and throughput. In 2013, additional ore was mined at Bolañitos and processed at the El Cubo plant. The El Cubo mine output was forecast to rise throughout 2014 in order to fill the El Cubo plant to its 1,550 tpd capacity.

Consolidated Operating Costs

Three months ended December 31, 2014 (compared to the three months ended December 31, 2013)
Lower gold grades and implementation of the Mexican mining tax reform resulted in rising cash costs per ounce net of by-product credits, a non-IFRS measure and a standard of the Silver Institute, which increased 12% to $8.33 per ounce of payable silver compared to $7.46 in Q4, 2013. Similarly the lower gold grades and additional exploration expenditures resulted in all-in-sustaining costs per ounce, also a non-IFRS measure, increasing 8% to $15.37 compared to Q4, 2013.

Year ended December 31, 2014 (compared to the year ended December 31, 2013)
Cost cutting initiatives that commenced in Q2, 2013 have been offset by lower throughput and the implementation of the new Mexican mining tax reform. The higher silver grades and improved recoveries were offset by lower gold grades and the additional Mexican mining taxes resulting in slightly higher cash costs per ounce net of by-product, a non-IFRS measure and a standard of the Silver Institute, which increased 5% to $8.31 per ounce of payable silver compared to $7.92 in 2013. All-in-sustaining costs per ounce, also a non-IFRS measure, fell 8% to $16.79 due to lower mine development expenditures compared to $18.31 in 2013.

6

Guanaceví Operations

Production Results for the Three Months and Years Ended December 31, 2014 and 2013

Three Months Ended Dec. 31			GUANACEVÍ	Year Ended Dec. 31
2014	2013	% Change		2014	2013	% Change
102,375	121,008	(15%)	Ore tonnes processed	423,251	435,922	(3%)
358	272	32%	Average silver grade (g/t)	314	253	24%
87.0	81.5	7%	Silver recovery (%)	84.0	78.0	8%
1,024,762	861,495	19%	Total silver ounces produced	3,587,639	2,772,227	29%
1,014,514	852,880	19%	Payable silver ounces produced	3,551,763	2,744,505	29%
0.70	0.69	1%	Average gold grade (g/t)	0.65	0.6	8%
90.1	85.2	6%	Gold recovery (%)	86.3	80.5	7%
2,085	2,275	(8%)	Total gold ounces produced	7,641	6,784	13%
2,063	2,244	(8%)	Payable gold ounces produced	7,564	6,708	13%
1,170,712	997,995	17%	Silver equivalent ounces produced(1)	4,122,509	3,179,267	30%
7.28	13.09	(44%)	Cash costs per silver ounce(2)(3)	9.73	14.32	(32%)
8.77	18.51	(53%)	Total production costs per ounce(2)(4)	11.44	20.10	(43%)
11.89	17.43	(32%)	All in sustaining cost per ounce (2)(5)	14.51	22.55	(36%)
96.91	114.55	(15%)	Direct production costs per tonne(2)(6)	104.06	110.93	(6%)
8.43	13.87	(39%)	Silver co-product cash costs (7)	10.73	15.22	(30%)
617	842	(27%)	Gold co-product cash costs (7)	728	906	(20%)

(1)	2013 Silver equivalents are calculated using a 60:1 ratio and 2014 Silver equivalents are calculated using a 70:1 ratio.
(2)

The Company reports non-IFRS measures which include cash costs net of by-product on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 20.

(3)

Cash costs net of by-product per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 23.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 23.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 24.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 24.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 25.

The acquisition of Endeavour’s first silver mine, at Guanaceví in 2004, continues to benefit all stakeholders. The mine has since produced more than 22 million ounces of silver and 52,000 ounces of gold, revitalized the local community, and helped establish Endeavour’s successful business model. Although the historic mine was closed and the plant was struggling to process 100 tpd of old tailings in 2004, Guanaceví is now producing 1,200 tonnes of high-grade ore per day. The Company has discovered five high-grade silver-gold ore bodies along a five kilometre length of the prolific Santa Cruz vein and developed four new mines, one of which is now mined out. The Guanaceví operation currently includes three underground silver-gold mines, a cyanidation leach plant, mining camp, and administration and housing facilities. Guanaceví provides steady employment for more than 500 people and engages over 100 contractors.

7

Guanaceví Production Results

Three months ended December 31, 2014 (compared to the three months ended December 31, 2013)
Silver production at the Guanaceví mine during Q4, 2014 was 1,024,762 oz, an increase of 19% compared to 861,495 oz in Q4, 2013, and gold production was 2,085 oz, a decrease of 8% compared to 2,275 oz in Q4, 2013. Plant throughput was 102,375 tonnes at average grades of 358 gpt silver and 0.70 gpt gold compared to 121,008 tonnes grading 272 gpt silver and 0.69 gpt gold in Q4, 2013. Higher silver and gold grades due to variations within and between the different ore bodies, combined with higher precious metal recoveries, resulted in higher silver and gold production.

Year ended December 31, 2014 (compared to the year ended December 31, 2013)
Silver production at the Guanaceví mine during 2014 was 3,587,639 oz, an increase of 29% compared to 2,772,227 oz in 2013, and gold production was 7,641 oz, an increase of 29% compared to 6,784 oz in 2013. Plant throughput was 423,251 tonnes at average grades of 314 gpt silver and 0.65 gpt gold compared to 435,922 tonnes grading 253 gpt silver and 0.60 gpt gold in 2013. Metal production increased due to mining of the higher grade material and achieving higher recoveries, partially offset by lower throughput. The higher grades were a result of variations within the different ore bodies, while management made adjustments to the leach process in late 2013 improving the 2014 recoveries.

Guanaceví Operating Costs

Three months ended December 31, 2014 (compared to the three months ended December 31, 2013)
The higher silver grades and improved silver recoveries improved cash costs per ounce net of by-product credits, a non-IFRS measure and a standard of the Silver Institute, which fell 44% to $7.28 per ounce of payable silver compared to $13.09 in Q4, 2013. All-in-sustaining costs per ounce, also a non-IFRS measure, fell 32% to $11.89 due to higher production and less mine development expenditures compared to $17.43 in Q4, 2013. Exploration and mine development is a function of the maturity of the individual mines at the Guanaceví operation and can fluctuate quarter to quarter, declining in the mature mines but increasing when new mines are developed.

Year ended December 31, 2014 (compared to the year ended December 31, 2013)
The lower cost per tonne, significantly higher metal grades and improved recoveries significantly improved cash costs per ounce net of by-product credits, a non-IFRS measure and a standard of the Silver Institute, which fell 32% to $9.73 per ounce of payable silver compared to $14.32 in 2013. All-in-sustaining costs per ounce, also a non-IFRS measure, fell 36% to $14.51 due to higher production, and lower exploration and mine development expenditures compared to $22.55 in 2013.

8

Bolañitos Operations

Production Results for the Three Months and Years Ended December 31, 2014 and 2013

Three Months Ended Dec. 31			BOLAÑITOS	Year Ended Dec. 31
2014	2013	% Change		2014	2013	% Change
145,408	159,294	(9%)	Ore tonnes processed	567,873	710,708	(20%)
148	152	(3%)	Average silver grade (g/t)	148	149	(1%)
88.3	89.5	(1%)	Silver recovery (%)	88.7	84.6	5%
611,271	698,098	(12%)	Total silver ounces produced	2,396,179	2,881,816	(17%)
580,644	660,113	(12%)	Payable silver ounces produced	2,276,278	2,742,499	(17%)
2.03	2.61	(22%)	Average gold grade (g/t)	2.36	2.63	(10%)
83.2	75.8	10%	Gold recovery (%)	86.1	85.6	1%
7,900	10,142	(22%)	Total gold ounces produced	37,108	51,652	(28%)
7,571	9,611	(21%)	Payable gold ounces produced	35,531	49,572	(28%)
1,164,271	1,306,618	(11%)	Silver equivalent ounces produced(1)	4,993,739	5,980,936	(17%)
5.64	0.60	839%	Cash costs per silver ounce(2)(3)	1.94	(2.87)	168%
12.74	4.35	193%	Total production costs per ounce(2)(4)	14.05	1.30	984%
9.44	7.68	23%	All in sustaining cost per ounce (2)(5)	8.70	7.39	18%
83.58	72.78	15%	Direct production costs per tonne(2)(6)	87.44	79.47	10%
10.21	8.82	16%	Silver co-product cash costs (7)	10.10	9.48	7%
748	536	40%	Gold co-product cash costs (7)	686	564	21%

(1)	2013 Silver equivalents are calculated using a 60:1 ratio and 2014 Silver equivalents are calculated using a 70:1 ratio.
(2)

The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 20.

(3)

Cash costs net of by-product per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 23.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 23.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 24.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 24.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 25.

Endeavour's second acquisition, was the Bolañitos mine in 2007, which encompasses three operating silver-gold mines and a floatation plant, located 10 kilometres from the city of Guanajuato in the state of Guanajuato. Following the acquisition, the cash costs of production were as high as $32 per ounce and the operation was struggling to produce 300,000 ounces of silver per year. Following the execution of management’s business strategy, the cash costs of production became negative due to economies of scale and the rising gold credits as production grew. Bolañitos’ processing plant was expanded in phases from 500 tpd in 2007 to 1,600 tpd in 2012. In 2013 additional mine output was processed at the El Cubo facilities allowing production to exceed plant capacity, whereas in 2014, production reverted to the 1600 tpd Bolañitos plant capacity. Since acquisition, the Bolañitos operation has produced over 10 million ounces of silver and over 93,000 ounces of gold.

9

Bolañitos Production Results

Three months ended December 31, 2014 (compared to the three months ended December 31, 2013)
Silver production at the Bolañitos mine was 611,271 ounces during Q4, 2014, a decrease of 12% compared to 698,098 ounces in Q4, 2013, and gold production was 7,900 oz, a decrease of 22% compared to 10,142 oz in Q4, 2013. Plant throughput in Q4, 2014 was 145,408 tonnes at average grades of 148 gpt silver and 2.03 gpt gold, compared to 159,294 tonnes grading 152 gpt silver and 2.61 gpt gold in Q4, 2013. Metal production was down due to lower throughput and lower grades offset by better gold recoveries. In the same period of 2013, the Bolañitos plant operated at its 1,600 tpd capacity, and extra mine tonnage was processed at the El Cubo plant. In Q4, 2013, Bolañitos ceased the excess mine output to use as feed for the El Cubo plant, as the El Cubo mine output rose in 2014 to fill its plant to capacity by year end.

Year ended December 31, 2014 (compared to the year ended December 31, 2013)
Silver production at the Bolañitos mine was 2,396,179 ounces during 2014, a decrease of 17% compared to 2,881,816 oz in 2013, and gold production was 37,108 oz, a decrease of 28% compared to 51,652 oz in 2013. Plant throughput in 2014 was 567,873 tonnes at average grades of 148 gpt silver and 2.36 gpt gold, compared to 710,708 tonnes grading 149 gpt silver and 2.63 gpt gold in 2013. Metal production was down due to lower throughput and lower gold grades, offset by higher silver recoveries. In the same period in 2013, the Bolañitos plant operated at its 1,600 tpd capacity, and extra mine tonnage was processed at the El Cubo plant.In Q4, 2013, Bolañitos ceased the excess mine output to use as feed for the El Cubo plant, as the El Cubo mine output rose in 2014 to fill its plant to capacity by year end.

Ore grades at Bolañitos, especially gold in the Daniela vein, have been significantly higher than the reserve grades, however, in 2014 gold grades started declining toward reserve grades.

Bolañitos Operating Costs

Three months ended December 31, 2014 (compared to the three months ended December 31, 2013)
In Q4, 2014, per tonne costs have rose due to lower throughput and the inclusion of the new Mexican mining taxes. In addition to higher cost per tonne, lower gold credits drove cash costs per ounce net of by-product credits, which is a non-IFRS measure and a standard of the Silver Institute to $5.64 per ounce of payable silver compared to $0.60 per ounce in the same period in 2013. The higher costs per tonne, lower gold production and lower gold value were the primary contributors to the higher cash costs. Similarly all-in sustaining costs (non-IFRS measure) rose for the same reasons offset by decreased mine development and exploration expenditures in Q4, 2014 compared to Q4, 2013.

Year ended December 31, 2014 (compared to the year ended December 31, 2013)
In 2014, per tonne costs have risen due to lower throughput and the inclusion of the new Mexican mining taxes. As a result and in addition to lower gold credits, cash costs per ounce net of by-product credits, which is a non-IFRS measure and a standard of the Silver Institute rose to $1.94 per ounce of payable silver compared to negative $2.87 per ounce in 2013. Similarly, all-in sustaining costs rose, however reduced mine development reduced the comparative increase from 2013.

10

El Cubo Operations

Production Results for the Three Months and Years Ended December 31, 2014 and 2013

Three Months Ended December 31			EL CUBO	Year Ended December 31
2014	2013	% Change		2014	2013	% Change
126,429	99,178	27%	Ore tonnes processed	413,282	391,354	6%
106	118	(10%)	Average silver grade (g/t)	105	107	(2%)
86.6	99.1	(13%)	Silver recovery (%)	88.0	86.1	2%
373,139	372,124	0%	Total silver ounces produced	1,228,256	1,159,026	6%
354,879	342,115	4%	Payable silver ounces produced	1,168,875	1,106,801	6%
1.51	1.77	(15%)	Average gold grade (g/t)	1.59	1.57	1%
83.8	93.2	(10%)	Gold recovery (%)	85.9	86.8	(1%)
5,142	5,269	(2%)	Total gold ounces produced	18,146	17,142	6%
4,923	4,757	3%	Payable gold ounces produced	17,423	16,282	7%
733,079	688,264	7%	Silver equivalent ounces produced(1)	2,498,476	2,187,546	14%
15.73	6.65	137%	Cash costs per silver ounce(2)(3)	16.40	18.77	(13%)
33.02	24.58	34%	Total production costs per ounce(2)(4)	35.90	40.43	(11%)
35.04	18.95	85%	All in sustaining cost per ounce (2)(5)	39.49	34.84	13%
90.70	90.44	0%	Direct production costs per tonne(2)(6)	99.89	113.31	(12%)
15.29	12.96	18%	Silver co-product cash costs (7)	16.78	20.35	(18%)
1120	787	42%	Gold co-product cash costs (7)	1,139	1,211	(6%)

(1)	2013 Silver equivalents are calculated using a 60:1 ratio and 2014 Silver equivalents are calculated using a 70:1 ratio.
(2)

The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 20.

(3)

Cash costs net of by-products per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 23.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 23.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 24.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 24.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 25.

Endeavour’s third mine, El Cubo, was acquired in July 2012. El Cubo was a good fit with Endeavour's business strategy of buying and rejuvenating struggling old mines in historic mining districts. However, unlike Guanaceví and Bolañitos, which had low throughputs and no reserves, El Cubo offered the potential to quickly become a core asset for Endeavour, by already having throughput of 1,100 tpd output and a reasonable reserve/resource mine life. Located in the southeastern part of the historic Guanajuato mining district, the producing El Cubo silver and gold mine is only 15 kilometres from Endeavour’s Bolañitos project, and included many mine adits, ramps, and shafts, as well as a 400 tpd leach plant. It also held a lease (until July 2013) on the adjacent Las Torres mine and 1,800 tpd flotation plant owned by Fresnillo PLC. Subsequent to the acquisition in Q3, 2012, Endeavour launched a $67-million, 18-month capital investment program at El Cubo to explore and develop the mine and to rebuild and expand the plant, tailings facility, water supply, electrical supply, surface buildings, and surface infrastructure. The plant and surface infrastructure program was completed in Q2 2013 on time and within budget.

11

El Cubo Production Results

Endeavour's 2014 mine plan focused on increasing throughput at El Cubo to 1,500 tpd by year end and increasing production grades by opening up new higher grade areas and reducing ore dilution. The Company has reorganized the mine operations team, improved supervision and operating efficiencies, improved safety policies, programs and training and created a mine rescue team for a safer environment. The Company has also acquired new mining equipment, accelerated mine development and commenced underground drilling.

Three months ended December 31, 2014 (compared to the three months ended December 31, 2013)
Silver production at the El Cubo mine was 373,139 ounce in Q4, 2014, consistent with 372,124 oz in Q4, 2013 and gold production was 5,142 oz in Q4, 2014, a decrease of 2% compared to 5,269 oz in Q4, 2013. Plant throughput in Q4, 2014 was 126,429 tonnes at average grades of 106 gpt silver and 1.51 gpt gold, compared to 99,178 tonnes grading 118 gpt silver and 1.77 gpt gold in Q4, 2013. Management focused on increasing mine development to gain better access to the V-Asunción discovery in order to facilitate the increased mine output up to plant capacity. Higher precious metal production was due to higher plant thoughput, particularly in December when the plant throughput averaged 1,504 tpd.

Year ended December 31, 2014 (compared to the year ended December 31, 2013)
Silver production at the El Cubo mine was 1,228,256 ounce in 2014, an increase of 6% compared to 1,159,026 oz in 2013 and gold production was 18,146 oz in 2014, an increase of 6% compared to 17,142 oz in 2013. Plant throughput in 2014 was 413,282 tonnes at average grades of 105 gpt silver and 1.59 gpt gold, compared to 391,354 tonnes grading 107 gpt silver and 1.57 gpt gold in 2013. Management focused on increasing mine development to gain better access to the V-Asunción area of the Villapando vein system in order to facilitate the increased mine output up to plant capacity. Silver and gold production was flat year-on-year as higher throughput was offset by lower grades and recoveries.

El Cubo Operating Costs

Three months ended December 31, 2014 (compared to the three months ended December 31, 2013)
In Q4, 2014, cash costs per ounce net of by-product credits, which is a non-IFRS measure and a standard of the Silver Institute, rose to $15.73 per ounce of payable silver compared to $6.65 in the same period in 2013 as lower grade material was mined and lower gold price were realized. All-in sustaining costs increased by 85% to $35.04 compared to Q4, 2013 due to increased mine development and exploration expenditures. The Company continues to invest in the future sustainability of the project. During Q4, 2014, El Cubo spent $4.6 million on three kilometres of mine development primarily to gain better access to the V-Asunción discovery.

Year ended December 31, 2014 (compared to the year ended December 31, 2013)
In 2014, per tonne costs fell 12% compared to the prior year as the Company’s operational turn-around strategies took effect, although 2013 included significant labour termination costs. The Company significantly reduced its work force in Q2 and Q3 2013, while maintaining production levels. Cash costs per ounce net of by-product credits, which is a non-IFRS measure and a standard of the Silver Institute, fell to $16.40 per ounce of payable silver compared to $18.77 in 2013. The lower cost per tonne improved the cash costs on a by-product basis. All-in sustaining costs (non-IFRS measure) increased by 13% to $39.49 in 2014 as the Company continues to invest in accelerated mine development to increase mine output. In 2014, El Cubo spent $15.6 million on eleven kilometres of mine development primarily to gain better access to the V-Asunción discovery.

12

Exploration Results

In 2014, Endeavour set a $10.3 million budget for exploration with the provision to spend more based on free cash flow and positive drill results quarter by quarter. Due to the exploration successes the Company approved an additional $1.0 million mid-year to increase work at all three operations. A total of 54,000 metres of drilling in about 120 holes were planned to test multiple exploration targets in addition to the underground mine exploration drilling. Endeavour completed 80,000 meters of drilling while spending $12.2 million. The exploration team effort to reduce costs and boost productivity allowed 141% of planned drilling.

The Company is focused on brownfields exploration around the three operating mines in 2014 in order to replenish reserves and grow resources and mine-lives, as well as greenfields exploration to expand and permit the emerging new high grade silver-gold discovery in the Terronera vein on the San Sebastián property in Jalisco State.

At Guanaceví, the Company drilled 8,892 m in 23 holes and discovered two new mineralized zones, one off the main access ramp in Porvenir Central, and the other south of the Santa Cruz mine. The new Santa Cruz Sur zone measures about 200 m long by 250 m vertical by up to 10 m thick and management plans to seek government permitting to commence mine development this year so production can commence next year.

At Bolañitos, the Company drilled 28,165 m in 87 holes to test five high priority brownfield targets northwest and southeast of the mine at La Luz Norte, La Luz-Asunción, Deep Daniela, La Joya Sur and Siglo XX. High grade, silver-gold mineralization in the Asuncion area of the La Luz vein system (LL-Asunción) was expanded into three discrete zones over an 800 metre length by 250 m vertical by up to 5 m thick, still open to some extent at depth. A new mine ramp commenced in October 2014 in order to access and develop L-Asuncion for production in second half of 2015.

At El Cubo, the Company drilled 27,932 m in 69 holes to test five high priority brownfield targets northwest and southeast of the mine at Villapando-Asunción, Villapando Sur, San Nicolas, Cabrestantes and El Nayal. High grade, silver-gold mineralization in the Asuncion area of the Villalpando vein system (V-Asuncion) was expanded to 1,200 m long by 450 vertical m by up to 14 m thick, still open at depth and to the southeast. Accelerated mine development of the V-Asuncion zone helped facilitate the expanded mine output in Q4, 2014 to fill the plant to capacity by year-end.

At San Sebastián, the Company drilled 15,098 m in 49 holes to upgrade much of the previous inferred resource to the indicated category. The main mineralized zone in the Terronera vein now measures about 1,400 m long by 350 m vertical by up to 15 m thick. The MIA government mine development permit was received in November 2014 and the updated resource estimate was released in January 2015. Infill drilling will continue with one drill rig until additional drill permits are received. Management is now working on the individual change of soil use permits, initial mine plan, project engineering, economic evaluation and financing alternatives so that a production decision can be made.

Endeavour replaced its proven and probable silver reserves in 2014, notwithstanding the shorter estimation period (10 months vs 12 months) and lower metal price assumptions ($18 per ounce (oz) silver vs $22 per oz) compared to 2013. Measured and indicated resources increased in 2014 due to the Company's brownfields exploration programs which upgraded inferred resources primarily at El Cubo and San Sebastián. Inferred resources remained constant for silver and lower for gold year-on-year.

  Silver Proven and Probable Reserves increased 3% to 12.0 million ounces
  Gold Proven and Probable Reserves decreased 19% to 113,300 ounces
  Silver Equivalent Proven and Probable Reserves totaled 19.9 million ounces (70:1 silver:gold ratio)
  Silver Measured and Indicated Resources increased 8% to 65.0 million ounces
  Gold Measured and Indicated Resources increased 20% to 665,700 ounces
  Silver Equivalent Measured and Indicated Resources totaled 111.6 million ounces
  Silver Inferred Resources decreased 1% to 50.7 million ounces
  Gold Inferred Resources decreased 23% to 336,900 ounces
  Silver Equivalent Inferred Resources totaled 74.2 million ounces
13

Reserves and Resources
The updated NI 43-101 reserve and resource estimates to October 31, 2014 summarized in the table below include the Guanaceví Mine in Durango state, the Bolañitos Mine in Guanajuato state, the El Cubo Mines in Guanajuato state, the Parral project in Chihuahua state, the Arroyo Seco project in the Michoacan state, the Guadelupe y Calvo project in Chihuahua state and the San Sebastián project in Jalisco State.

The Company completed an updated internal estimate of the reserves and resources as of October 31, 2014 for the Guanaceví, Bolañitos, the El Cubo mines and the San Sebastián project. The Qualified Person for reporting for the four updated estimates is Mike Munroe, MSc, SME Registered Member 4151306RM, an employee of the Company. Each of the updated Guanacevi, Bolañitos, El Cubo and San Sebastián technical reports will be filed on or before March 15, 2015.

The Company previously retained Micon, to audit the resources to December 15, 2012 for the Guadelupe y Calvo project. The Qualified Persons for reporting for this project are Charley Z. Murahwi, M.Sc., P.Geo, FAusIMM and Alan J. San Martin MAusIMM(CP).

The Company retained Micon, to audit the updated resources to December 31, 2010, based on the then current metal prices for the Parral Project (El Cometa Property). The Qualified Persons for reporting the Parral resources are William J. Lewis, B.Sc., P.Geo, Charley Z. Murahwi, M.Sc., P.Geo, FAusIMM and Dibya Kanti Mukhopadhyay, M.Sc., MAusIMM., who are Micon employees.

The Qualified Persons for reporting the Arroyo Seco resources as of December 31, 2010 are David St Clair Dunn, P.Geo, who is a geological consultant and Barry Devlin, P.Geo who was the Company’s Vice President of Exploration at the time of the report’s preparation.

The reserve and resource statements for the Guanaceví, Bolañitos, El Cubo, Parral, Guadalupe y Calvo, San Sebastián and Arroyo Seco Projects were classified using the definitions and guidelines of the Canadian Institute of Mining, Metallurgy and Petroleum CIM standards on Mineral Resources and Reserves (CIM Standards) and the guidelines of NI 43-101.

14

Silver-Gold Reserves & Resources (as of October 31, 2014)
Reserves	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz
Guanacevi	311,000	322	0.59	3,221,600	5,900
Bolanitos	333,800	142	2.13	1,521,100	22,800
El Cubo	346,600	145	1.94	1,615,400	21,600
Total Proven	991,400	199	1.58	6,358,100	50,300
Guanacevi	268,700	274	0.65	2,370,700	5,600
Bolanitos	360,500	119	2.73	1,374,500	31,700
El Cubo	446,900	132	1.79	1,893,100	25,700
Total Probable	1,076,100	163	1.82	5,638,300	63,000
Total Proven & Probable	2,067,500	180	1.70	11,996,400	113,300

Resources	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz
Guanacevi	53,300	192	0.28	329,400	500
Bolanitos	66,300	127	1.59	271,500	3,300
El Cubo	737,700	171	2.74	4,063,700	65,000
Total Measured	857,300	169	2.50	4,664,600	68,800
Guanacevi	1,149,300	317	0.85	11,719,700	31,400
Bolanitos	1,045,300	112	1.97	3,765,700	66,300
El Cubo	1,747,700	172	2.42	9,658,200	135,900
San Sebastian	3,091,400	221	1.70	21,931,100	169,200
Guadalupe y calvo	1,861,000	119	2.38	7,147,300	142,500
Total Indicated	8,894,700	190	1.91	54,222,000	545,300
Total Measured & Indicated	9,752,000	188	1.96	58,886,600	614,100
Guanacevi	1,792,900	281	0.61	16,226,200	35,000
Bolanitos	1,936,700	138	1.45	8,576,100	90,400
El Cubo	1,782,900	134	1.83	7,680,200	104,900
San Sebastian	1,176,700	189	1.44	7,165,200	54,300
Guadalupe y calvo	154,000	94	2.14	464,600	10,600
Total Inferred	6,843,200	182	1.34	40,112,300	295,200

Silver-Lead-Zinc Reserves & Resources (as of October 31, 2014)
Resources	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz
Noche Buena	655,000	166	0.21	3,495,700	4,400
Parral	1,631,000	49	0.90	2,589,900	47,200
Total Indicated	2,286,000	83	0.70	6,085,600	51,600
Guanacevi	646,000	129	0.15	2,687,300	3,100
Bolanitos	1,303,000	63	0.88	2,658,900	36,900
El Cubo	738,000	220	0.07	5,220,000	1,700
Total Inferred	2,687,000	122	0.48	10,566,200	41,700

15

Notes

1.	Reserve cut-off at Guanaceví is 230 g/t Silver equivalents
2.	Reserve cut-off at Bolañitos is 184 g/t Silver equivalents
3.	Reserve cut-off at El Cubo is 179 g/t Silver equivalents
4.	Mining width is 1.4 metres at Guanaceví
5.	Mining width of 0.8 metres at Bolañitos
6.	Mining width of 0.8 metres at El Cubo
7.	At Guanaceví dilution is 20% after it has been diluted to a minimum mining width if required
8.	At Bolañitos dilution is 18%-25% on cut and fill and 25% on long-hole mining methods after it has been diluted to a minimum width if required
9.	At El Cubo dilution is 30%-50% after it has been diluted to a minimum mining width if required
10.	Measured and Indicated cut-off at Guanaceví is 188 g/t Silver equivalents
11.	Measured and Indicated cut-off at Bolañitos is 157 g/t Silver equivalents
12.	Measured and Indicated cut-off at El Cubo is 179 g/t Silver equivalents
13.	Inferred resources cut-off for operations are 100 g/t Ag equivalent
14.	Measured and Indicated cut-off at San Sebastián is 150 g/t Silver equivalents
15.	Inferred cut off for the San Sebastián property is 150 g/t Ag equivalent
16.	Resource cut off for the Guadalupe y Calvo property is 100 g/t Ag equivalent
17.	At the Parral project a cut-off using NSR of $40 is used with the prices listed below
18.	The cut-off used for Arroyo Seco was 100 g/t Ag
19.	Resources are exclusives of reserves

Net Smelter Return (NSR) Cut-off Parameters for the Parral Project

Description	Parameter	Description	Parameter
Gold Price	US $1,000/oz	Gold Recovery (Overall)	75%
Silver Price	US $16/oz	Silver Recovery (Overall)	71%
Lead Price	US $0.65/lb	Lead Recovery (Overall)	80%
Zinc Price	US $0.65/lb	Zinc Recovery (Overall)	74%
Smelter Terms	Generic Contract

Consolidated Financial Results

Three months ended December 31, 2014 (compared to the three months ended December 31, 2013)

For the three-month period ended December 31, 2014, the Company’s mine operating earnings were $2.2 million (Q4, 2013: $9.9 million) on sales of $48.6 million (Q4, 2013: $67.9 million) with cost of sales of $46.4 million (Q4, 2013: $58.0 million).

Operating losses were $85.2 million (Q4, 2013: $129.6 million) after exploration costs of $2.6 million (Q4, 2013: $2.2 million), general and administrative costs of $1.6 million (Q4, 2013: $2.2 million), a write off of exploration property of $0.2 million (2013: $Nil) and an impairment of non-current assets of $83.0 million (Q4, 2013: impairment of non-current assets and goodwill was $135.1 million).

The loss before taxes in Q4, 2014 was $86.8 million (Q4, 2013: $133.9 million) after mark-to-market gain on derivative liabilities (see adjusted earnings comment on page 20) of $Nil (Q4, 2013: $0.6 million), a foreign exchange loss of $0.5 million (Q4, 2013: $0.4 million), a mark-to-market gain on contingent liabilities of $Nil (Q4, 2013: $0.6 million), investment and other losses of $0.8 million (Q4, 2013: investment and other losses of $4.7 million), finance costs of $0.3 million (Q4, 2013: $0.4 million). As at December 31, 2014, the Company determined there were several indicators of potential impairment of its producing mineral properties, including the sustained decline in precious metal prices and an update of the estimated reserves and resources. The total impairment charge for the year ended December 31, 2014 is $55.9 million net of tax ($83.0 million before tax) (see page 19). The Company realized a loss for the period of $66.9 million (Q4, 2013: $115.8 million) after an income tax recovery of $19.9 million (Q4, 2013: expense of $18.1 million).

16

Sales of $48.6 million in Q4, 2014 represented a 28% decrease over the $67.9 million for the same period in 2013. There was a 7% decrease in silver ounces sold and a 21% decrease in the realized silver price resulting in a 27% decrease in silver sales, and there was a 28% decrease in gold ounces sold and a 5% decrease in realized gold prices resulting in a 31% decrease in gold sales. During the period, the Company sold 2,000,253 oz silver and 13,635 oz gold, for realized prices of $16.23 and $1,189 per oz respectively, compared to sales of 2,155,326 oz silver and 18,960 oz gold, for realized prices of $20.52 and $1,246 per oz respectively, in the same period of 2013. The realized prices of silver and gold during the period were within 2% of the average silver and gold spot prices during the period of $16.50 per ounce and $1,201 per ounce, respectively, with differences due to the timing of sales and the mark-to-market adjustments for the concentrate sales that are pending finalization.

The Company decreased its finished goods silver inventory to 507,081 oz and increased its finished goods gold inventory to 2,378 oz at December 31, 2014 compared to 557,294 oz silver and 1,454 oz gold at September 30, 2014. The cost allocated to these finished goods was $7.0 million, compared to $8.9 million at September 30, 2014. As of December 31, 2014, the finished goods inventory fair market value was $10.9 million compared to the carrying value of $7.0 million at September 30, 2014.

Cost of sales for Q4, 2014 was $46.4 million, a decrease of 20% over the cost of sales of $58.0 million for the same period of 2013. The 20% decrease in cost of sales was due to the reduced number of ounces sold, cost cutting initiatives implemented in 2013 with the fall in prices and the weakening of the Mexican peso against the US dollar.

Exploration expenses increased in Q4, 2014 to $2.6 million from $2.1 million in the same period of 2013 based on the timing of the exploration activities. After cutting exploration budgets in 2013, management re-focused in 2014 on brownfields exploration to increase mine lives at all three operations. General and administrative expenses decreased to $1.6 million for the period compared to $2.5 million in the same period of 2013 primarily due to decreased corporate development costs, legal and human resource costs and to increased strength of the US dollar against the Canadian dollar as a significant portion of the general and administrative expenses are in US dollars.

The Company experienced a foreign exchange loss of $0.5 million during the period compared to a loss of $0.4 million for the same period of 2013. The $0.5 million loss was primarily due to the strengthening of the US dollar against the Canadian dollar and Mexican peso during the period, which resulted in lower valuations on the Canadian dollar and Mexican peso cash and receivable amounts.

There was an income tax recovery of $19.9 million during the period compared to an $18.1 million income tax recovery for the same period of 2013. The $19.9 million recovery is comprised of $14.9 million in current income tax expense (2013: $5.0 million) and a recovery of $34.8 million in deferred income tax expense (2013: $23.1 million). The increase in the current income tax expense was primarily the result of tax reform legislation in Mexico. In December 2013, the Mexican government passed tax reform legislation that was effective January 1, 2014. The tax reform includes, among other items, an increase of the Mexican corporate tax rate from 28% to 30%, removal of the flat tax regime and a Special Mining Duty of 7.5% on taxable revenues, less allowable deductions excluding interest and capital depreciation. The deferred income tax recovery of $34.8 million was primarily a result of the impairment of non-current assets which included a deferred income tax adjustment of $27.1 million and recognition of the deferred revenue for tax purposes.

Year ended December 31, 2014 (compared to the year ended December 31, 2013)

For the year ended December 31, 2014, the Company’s mine operating earnings were $14.3 million (2013: $56.9million) on sales of $196.9 million (2013: $276.8 million) with cost of sales of $182.6 million (2013: $219.9 million).

Operating losses were $91.5 million (2013: $103.0 million) after exploration costs of $12.5 million (2013: $13.2 million), general and administrative costs of $9.7 million (2013: $11.6 million), a write off of exploration property of $0.6 million (2013: $Nil) and an impairment of non-current assets of $83.0 million (2013: impairment of non-current assets and goodwill of $135.1 million.

17

The loss before taxes for 2014 was $96.4 million (2013: $96.0 million) after mark-to-market loss on derivative liabilities (see adjusted earnings comment on page 20) of $1.4 million (2013: mark-to-market gain of $3.8 million), a foreign exchange loss of $1.7 million (2013: $2.6 million), a mark-to-market gain on contingent liabilities of $0.1 million (2013: $8.4 million), investment and other loss of $0.5 million (2013: investment and other loss of $1.1 million), and finance costs of $1.4 million (2013: $1.5 million). As at December 31, 2014, the Company determined there were several indicators of potential impairment of its producing mineral properties which include the sustained decline in precious metal prices and an update of the estimated reserves and resources. The total impairment charge for the year ended December 31, 2013 is $55.9 million net of tax ($83.0 million before tax) (see page 19). The Company realized a loss for 2014 of $74.5 million (2013: $89.5 million) after an income tax recovery of $21.9 million (2013: $6.5 million).

Sales of $196.9 million in 2014 represented a 29% decrease over the sales of $276.8 million for 2013. There was a 9% decrease in silver ounces sold and a 19% decrease in the realized silver price resulting in a 26% decrease in silver sales, and there was a 28% decrease in gold ounces sold with a 7% decrease in realized gold prices resulting in a 33% decrease in gold sales. During the period, the Company sold 6,539,686 ounces of silver and 58,323 ounces of gold, for realized prices of $18.76 and $1,273 per ounces respectively, compared to sales of 7,151,963 ounces of silver and 81,119 ounces of gold, for realized prices of $23.10 and $1,375 per ounces respectively, in 2013. The realized prices of silver and gold during the period were within 2% of the average silver spot price during the period of $19.08 per ounce and the average gold spot price during the period of $1,266 per ounce, with differences due to the timing of sales and the mark-to-market adjustments for the concentrate sales that are pending finalization.

The Company increased its finished goods inventory to 507,081 ounce silver and 2,378 ounce gold at December 31, 2014 compared to 51,000 oz silver and 198 oz gold at December 31, 2013. The cost allocated to these finished goods was $7.0 million, compared to $1.0 million at December 31, 2013. The finished goods inventory fair market value was $10.9 million as of December 31, 2014, compared to the carrying value of $1.0 million at December 31, 2013.

Cost of sales for the year was $182.6 million, a decrease of 17% over the cost of sales of $219.9 million for 2013. The 17% decrease was due to the reduced number of ounces sold, cost cutting initiatives implemented in 2013 with the fall in silver and gold prices and the weakening of the Mexican peso against the US dollar, offset by increased depreciation and depletion. Depreciation and depletion were higher primarily due to a lower reserve base offset by the lower depletion cost base from asset impairments recognized in 2013. During the year the Company took inventory write downs to net realizable value (“NRV”) of $1.3 million at the El Cubo.

Exploration expenses decreased in 2014 to $12.5 million from $13.2 million in 2013 based on both the timing of the exploration activities and the reduction of exploration activities in the current year. General and administrative expenses decreased to $9.7 million as compared to $11.6 million in 2013 primarily due to decreased corporate development costs, legal and human resource costs and to the strengthening of the US dollar against the Canadian dollar as a significant portion of the general and administrative expenses are in US dollars.

A significant number of the Company’s share purchase warrants were classified and accounted for as a financial liability at fair value with adjustments recognized through net earnings because these warrants had an exercise price denominated in a currency (Canadian dollars) that was different from the functional currency of the Company (US dollars). During the year, there was a mark-to-market loss on derivative liabilities (see adjusted earnings comment on page 20) of $1.4 million compared to a $3.8 million gain in 2013. All of the outstanding share purchase warrants at the beginning of 2014 were exercised during the year. The loss in the current period was a reflection of the Company’s share price increasing from CAN$3.84 at December 31, 2013 to share prices between CAN$4.43 and CAN$6.07 at the various exercise dates during the year.

The mark-to-market gain on the contingent liability was a result of a revaluation, based on the Monte Carlo model, of the contingent consideration related to the acquisition of Mexgold (El Cubo). The decrease in the gold price and movement in the forward curve resulted in a $0.1 million mark-to-market gain during the year while 2013 had a mark-to-market gain on the contingent liability of $0.6 million.

18

The Company experienced a foreign exchange loss of $1.7 million during the year compared to a loss of $2.6 million for 2013. The $1.2 million loss was primarily due to the strengthening of the US dollar against the Canadian dollar and Mexican peso during the period, which resulted in lower valuations on the Canadian dollar and Mexican peso cash and receivable amounts.

There was an income tax recovery of $21.9 million during the year compared to an income tax recovery of $6.5 million for 2013. The $25.0 million recovery is comprised of $20.9 million in current income tax expense (2013: $14.0 million) and a recovery of $42.8 million in deferred income tax expense (2013: $20.5 million). The increase in the current income tax expense was primarily the result of the above-mentioned tax reform legislation in Mexico that became effective January 1, 2014, profits generated by Minas Bolañitos, and timing of deferred revenue for tax purposes. The Company recognized $4.6 million income tax expense related to the Special Mining Duty. The deferred income tax recovery of $42.8 million was primarily a result of the impairment of non-current assets which included a deferred income tax adjustment of $27.1 million and recognizing deferred revenues for tax purposes.

Impairment charge
The recoverable amounts of the Company’s cash-generating units (“CGUs”), which include mining properties, plant and equipment and allocated goodwill, are determined on an annual basis and when circumstances result in impairment indicators. As at December 31, 2013, the Company determined there were several indicators of potential impairment of its producing mineral properties, including the sustained decline in precious metal prices, the Mexican tax reform and a reduction of the Guanaceví estimated reserves and resources. At December 31, 2014 the continued commodity price decline led the Company to re-assess the recoverable amounts of its CGUs. The recoverable amounts are based on each CGUs future cash flows expected to be derived from the Company’s mining properties and represents each CGUs value in use. The cash flows are determined based on the life-of-mine after tax cash flow forecast which incorporates management’s best estimates of future metal prices, production based on current estimates of recoverable reserves and resources, exploration potential, future operating costs and non-expansionary capital expenditures.

At December 31, 2013 the Company tested the recoverability of its operating assets, which resulted in a detailed review of the Guanaceví and El Cubo operations. The Company estimated future operating and capital costs, factored in analysts’ consensus pricing for the first five years of its economic model and then used a long term silver price of $22 per ounce, a long term gold price of $1,300 per ounce and a risk adjusted project specific discount rate of 8% based on the CGU’s weighted average cost of capital. Due to the sensitivity of the recoverable amounts to the various factors mentioned and specifically long term metal prices as well as unforeseen factors, any significant change in the key assumptions and inputs could result in additional impairment charges in future periods.

At December 31, 2013 the carrying value related to the Guanaceví CGU was $74.8 million and net of associated deferred income tax liabilities of $15.4 million, was greater than its estimated recoverable amount of $23.1 million, calculated on a discounted cash flow basis. The Company considers use of its internal discounted cash flow economic models as a proxy for the calculation of value in use. Based on the above assessment, at December 31, 2013, the Company recorded an impairment charge related to the Guanaceví mine of $36.3 million , net of tax ($51.4 million before tax).

At December 31, 2013 the carrying value related to the El Cubo CGU was $270.9 million , including goodwill of $39.2 million and net of associated deferred income tax liabilities of $67.5 million was greater than its estimated recoverable amount of $135.4 million, calculated on a discounted cash flow basis. The Company considers use of its internal discounted cash flow economic models as a proxy for the calculation of fair value in use. Based on the above assessment at December 31, 2013, the Company recorded an impairment charge related to the El Cubo CGU of $68.0 million, net of tax, comprised of goodwill of $39.2 million and non-current assets of $28.8 million ($44.4 million before tax).

19

At December 31, 2014 the Company tested the recoverability of its operating assets, resulting in a detailed review of the all its operations. The Company estimated future operating and capital costs, factored in analysts’ consensus pricing for the first three years of its economic model (Silver: 2015 - $18.31/oz, 2016 - $18.72/oz, 2017 - $19.51/oz; Gold: 2015 - $1,253/oz, 2016 - $1,270/oz, 2017 - $1,271/oz) and then used a long term silver price of $19.59 per ounce and a long term gold price of $1,270 per ounce and a risk adjusted project specific discount rate of 9.0% -9.5% based on the CGUs weighted average cost of capital. Due to the sensitivity of the recoverable amounts to the various factors mentioned and specifically long term metal prices as well as unforeseen factors, any significant change in the key assumptions and inputs could result in additional impairment charges in future periods.

At December 31, 2014 the carrying value related to the El Cubo CGU was $191.6 million and net of associated deferred income tax liabilities of $52.8 million was greater than its estimated recoverable amount of $89.0 million, calculated on a discounted cash flow basis. The Company considers use of its internal discounted cash flow economic models as a proxy for the calculation of fair value in use. Based on the above assessment at December 31, 2014, the Company recorded an impairment charge related to the El Cubo CGU of $55.9 million, net of tax ($83.0 million before tax).

The Company’s review of the Guancevi CGU for value in use resulted in no significant change after the impairment charge in 2013. The Guanacevi carrying value was adjusted to value in use in 2013; any modest decrease in one key assumption in isolation causes the estimated recoverable amount to be less than or equal to the net carrying value of $24.1 million.

For the Bolañitos CGU, the Company performed sensitivity analysis on all key assumptions that assumed a negative 10% change for each individual assumption while holding other assumptions constant. Under such scenarios, the carrying value of the Company’s carrying value associated with Bolañitos may exceed recoverable amount for the purpose of the impairment test. A decrease in the precious metal prices of 6% or an increase in operating costs of 8% in isolation cause the estimated recoverable amount to be equal to the carrying value of $35.4 million.

Selected Annual Information

Expressed in thousands US dollars	Year ended December 31
	2014	2013	2012
Revenue	$196,928	$276,783	$208,079
Net earnings (Loss)	(74,533)	(89,465)	42,117
Basic earnings (loss) per share	(0.74)	(0.90)	0.45
Diluted earnings (loss) per share	(0.74)	(0.90)	0.42
Dividends per share	-	-	-
Total assets	265,837	366,923	477,527
Total long-term liabilities	18,975	55,804	89,846

Non-IFRS Measures

Adjusted earnings and adjusted earnings per share (“EPS”) are non-IFRS measures that do not have standardized meanings prescribed by IFRS and therefore, may not be comparable to similar measures presented by other issuers. The Company previously issued share purchase warrants that had an exercise price denominated in a currency (Canadian dollar) different from the functional currency of the Company (US dollar). Under IFRS, the warrants are classified and accounted for as a financial liability at fair value with adjustments recognized through net earnings. These adjustments fluctuate significantly quarter to quarter primarily based on the change in the Company’s quoted share price and have a significant effect on reported earnings, while the dilutive impact remains unchanged. The Company incurred impairments on non-current assets that have a significant one time effect on reported earnings. Adjusted earnings and adjusted EPS are measures used by management to assess the performance of the operations prior to the impact of the mark-to-market changes and impairment amounts to appropriately compare to past performance and are provided to investors as a measure of the Company’s operating performance.

20

Expressed in thousands US dollars	Three Months Ended December 31		Year Ended December 31
	2014	2013	2014	2013
Net earnings (loss) for the period	($66,895)	($115,758)	($74,533)	($89,465)
Impairment of non-current assets, net of tax	55,858	104,283	55,858	104,283
Mark-to-market loss/(gain) on derivative liabilities	-	(591)	1,434	(3,750)
Adjusted net earnings (loss)	($11,037)	($12,066)	($17,241)	$11,068
Basic weighted average share outstanding	101,881,133	99,720,704	101,314,393	99,770,293
Adjusted net earnings (loss) per share	($0.11)	($0.12)	($0.17)	$0.11

Mine operating cash flow is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Mine operating cash flow is calculated as revenues minus direct production costs and royalties. Mine operating cash flow is used by management to assess the performance of the mine operations, excluding corporate and exploration activities and is provided to investors as a measure of the Company’s operating performance.

Expressed in thousands US dollars	Three Months Ended December 31		Year Ended December 31
	2014	2013	2014	2013
Mine operating earnings (loss)	$2,301	$9,861	$14,369	$56,915
Share-based compensation	110	107	537	515
Amortization and depletion	11,144	15,780	54,312	53,569
Write down (recovery) of inventory to net realizable value	363	664	1,255	5,874
Mine operating cash flow before taxes	$13,918	$26,412	$70,473	$116,873

Operating cash flow before working capital adjustment is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Operating cash flow before working capital (“WC”) adjustments is calculated as operating cash flow minus working capital adjustment. Operating cash flow before working capital adjustments is used by management to assess operating performance irrespective of working capital changes and is provided to investors as a measure of the Company’s operating performance.

Expressed in thousands US dollars	Three Months Ended December 31		Year Ended December 31
	2014	2013	2014	2013
Cash from operating activities	$10,762	$25,298	$38,763	$76,544
Net changes in non-cash working capital	16,062	7,348	9,473	(5,041)
Operating cash flow before working capital adjustments	($5,300)	$17,950	$29,290	$81,585

Operating cash flow per share is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Operating cash flow per share is calculated by dividing cash from operating activities by the weighted average shares outstanding. Operating cash flow per share is used by management to assess operating performance irrespective of working capital changes and is provided to investors as a measure of the Company’s operating performance.

Expressed in thousands US dollars	Three Months Ended December 31		Year Ended December 31
	2014	2013	2014	2013
Operating cash flow before working capital adjustments	($5,300)	$17,950	$29,290	$81,585
Weighted average shares outstanding	101,881,133	99,720,704	101,314,393	99,770,293
Operating cash flow before WC changes per share	($0.05)	$0.18	$0.29	$0.82

21

EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

  Income tax expense;
  Finance costs;
  Amortization and depletion

Management believes EBITDA is a valuable indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a Company. EBITDA is intended to provide additional information to investors and analysts and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with IFRS. EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined by IFRS. Other companies may calculate EBITDA differently.

Expressed in thousands US dollars	Three Months Ended December 31		Year Ended December 31
	2014	2013	2014	2013
Net earnings (loss) for the period	($66,895)	($115,758)	($74,533)	($89,465)
Amortization and depletion – cost of sales	11,144	15,780	54,312	53,569
Amortization and depletion – exploration	28	37	125	138
Amortization and depletion – general & admin	85	57	222	191
Finance costs	321	422	1,382	1,513
Current income tax expense	14,865	5,042	20,886	13,970
Deferred income tax expense (recovery)	(34,870)	(23,100)	(42,827)	(20,464)
Impairment of non-current assets and goodwill	83,000	135,060	83,000	135,060
Earnings before interest, taxes, depletion and amortization	$7,678	$17,540	$42,567	$94,512

22

Cash costs per ounce, total production costs per ounce and direct production costs per tonne are measures developed by precious metals companies in an effort to provide a comparable standard; however, there can be no assurance that Endeavour’s reporting of these non-IFRS measures are similar to those reported by other mining companies. Cash costs per ounce, production costs per ounce and direct production costs per tonne are measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to Endeavour’s cost of sales, as reported in the Company’s consolidated financial statements.

Expressed in thousands US dollars	Three Months Ended December 31, 2014				Three Months Ended December 31, 2013
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi Bolanitos		El Cubo	Total
Direct production costs	$12,580	$10,873	$10,947	$34,400	$17,627	$12,183	$11,401	$41,211
Royalties	114	193	52	359	235	-	-	235
Special mining duty (1)	178	646	-	824	0	-	-	-
Opening finished goods	(6,984)	-	(791)	(7,775)	(4,651)	(589)	(2,057)	(7,297)
NRV cost adjustment	-	-	217	217	-	-	(434)	(434)
Closing finished goods	4,033	441	1,042	5,516	650	-	60	710
Direct production costs	9,921	12,153	11,467	33,541	13,861	11,594	8,970	34,425
By-product gold sales	(2,415)	(8,155)	(5,648)	(16,218)	(3,628)	(11,887)	(8,117)	(23,632)
Opening gold inventory fair market value	1,140	-	629	1,769	1,025	689	1,565	3,279
Closing gold inventory fair market value	(1,262)	(726)	(865)	(2,853)	(94)	-	(144)	(238)
Cash costs net of by-product	7,384	3,272	5,583	16,239	11,164	396	2,274	13,834
Amortization and depletion	1,502	3,971	5,671	11,144	5,917	2,603	7,230	15,750
Stock-based compensation	36	37	37	110	35	35	35	105
Opening finished goods depletion	(661)	-	(416)	(1,077)	(1,545)	(162)	(1,222)	(2,929)
NRV cost adjustment	-	-	146	146	-	-	-	-
Closing finished goods depletion	635	115	698	1,448	220	-	92	312
Total production costs	$8,896	$7,395	$11,719	$28,010	$15,791	$2,872	$8,409	$27,072

Throughput tonnes	102,375	145,408	126,429	374,212	121,008	159,294	99,178	379,480
Payable silver ounces	1,014,514	580,644	354,879	1,950,037	852,880	660,113	342,115	1,855,108

Cash costs per ounce	$7.28	$5.64	$15.73	$8.33	$13.09	$0.60	$6.65	$7.46
Total production costs per oz	$8.77	$12.74	$33.02	$14.36	$18.51	$4.35	$24.58	$14.59
Direct production costs per tonne	$96.91	$83.58	$90.70	$89.63	$114.55	$72.78	$90.44	$90.72

23

Expressed in thousands US dollars	Year Ended December 31, 2014				Years Ended December 31, 2013
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi Bolanitos		El Cubo	Total
Direct production costs	$39,331	$46,676	$39,302	$125,309	$48,003	$66,923	$43,657	$158,583
Royalties	425	521	200	1,146	1,328	-	-	1,328
Special mining duty (1)	906	2,018	-	2,924	-	-	-	-
Opening finished goods	(650)	-	(60)	(710)	(1,626)	(10,442)	(2,305)	(14,373)
NRV cost adjustment	-	-	799	799	-	-	2,934	2,934
Closing finished goods	4,033	441	1,042	5,516	650	-	60	710
Direct production costs	44,045	49,656	41,283	134,984	48,355	56,481	44,346	149,182
By-product gold sales	(8,336)	(44,513)	(21,392)	(74,241)	(9,419)	(77,152)	(24,987)	(111,558)
Opening gold inventory fair market value	94	-	144	238	455	12,789	1,560	14,804
Closing gold inventory fair market value	(1,262)	(726)	(865)	(2,853)	(94)	-	(144)	(238)
Cash costs net of by-product	34,541	4,417	19,170	58,128	39,297	(7,882)	20,775	52,190
Amortization and depletion	5,500	27,265	21,547	54,312	15,929	13,962	23,648	53,539
Stock-based compensation	179	179	179	537	172	172	171	515
Opening finished goods depletion	(220)	-	(92)	(312)	(444)	(2,698)	(1,176)	(4,318)
NRV cost adjustment	-	-	456	456	-	-	1,237	1,237
Closing finished goods depletion	635	115	698	1,448	220	-	92	312
Total production costs	$40,635	$31,976	$41,958	$114,569	$55,174	$3,554	$44,747	$103,475

Throughput tonnes	423,251	567,873	413,282	1,404,406	435,922	710,708	391,354	1,537,984
Payable silver ounces	3,551,763	2,276,278	1,168,875	6,996,916	2,744,505	2,742,499	1,106,801	6,593,805

Cash costs per ounce	$9.73	$1.94	$16.40	$8.31	$14.32	($2.87)	$18.77	$7.92
Total production costs per oz	$11.44	$14.05	$35.90	$16.37	$20.10	$1.30	$40.43	$15.69
Direct production costs per tonne	$104.06	$87.44	$99.89	$96.11	$110.93	$79.47	$113.31	$97.00

(1) Special mining duty is an EBITDA royalty tax presented as a current income tax in accordance with IFRS. The Company incurred $1.6 million expense related to deferred revenues for tax purposes from prior year’s production which was excluded from 2014 production costs.

All-in sustaining costs per ounce and all-in costs per ounce are measures developed by the World Gold Council (and used as a standard of the Silver Institute) in an effort to provide a comparable standard within the precious metal industry; however, there can be no assurance that Endeavour’s reporting of these non-IFRS measures are similar to those reported by other mining companies. These measures are used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units and consolidated group, and are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to Endeavour’s cost of sales, as reported in the Company’s consolidated financial statements.

24

Expressed in thousands US dollars	Three Months Ended December 31, 2014				Three Months Ended December 31, 2013
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Cash costs net of by-product	$7,384	$3,272	$5,583	$16,239	$11,164	$396	$2,274	$13,834
Operations stock based compensation	36	37	37	110	35	35	35	105
Corporate general and administrative	523	300	183	1,006	732	567	294	1,593
Corporate stock based compensation	294	169	103	566	264	204	106	574
Reclamation - amortization/accretion	4	1	5	10	4	1	4	9
Mine site expensed exploration	783	(539)	693	937	149	423	940	1,512
Capital expenditures sustaining	3,034	2,240	5,832	11,106	2,514	3,441	2,831	8,786
All In Sustaining Costs	$12,059	$5,479	$12,436	$29,974	$14,862	$5,067	$6,484	$26,413
Growth exploration				1,737				159
Growth capital expenditures				345				3,385
All In Costs				$32,056				$29,957

Throughput tonnes	102,375	145,408	126,429	374,212	121,008	159,294	99,178	379,480
Payable silver ounces	1,014,514	580,644	354,879	1,950,037	852,880	660,113	342,115	1,855,108

Sustaining cost per ounce	$11.89	$9.44	$35.04	$15.37	$17.43	$7.68	$18.95	$14.24
All In costs per ounce				$16.44				$16.15

Expressed in thousands US dollars	Year Ended December 31, 2014				Years Ended December 31, 2013
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Cash costs net of by-product	$34,541	$4,417	$19,170	$58,128	$39,297	($7,882)	$20,775	$52,190
Operations stock based compensation	179	179	179	537	172	172	171	515
Corporate general and administrative	3,496	2,241	1,151	6,888	3,552	2,887	1,165	7,604
Corporate stock based compensation	1,423	912	468	2,804	1,198	1,197	483	2,879
Reclamation - amortization/accretion	16	4	19	39	16	4	19	39
Mine site expensed exploration	1,698	2,740	3,963	8,401	1,779	2,505	2,222	6,506
Capital expenditures sustaining	10,192	9,301	21,214	40,707	15,866	21,397	13,727	50,990
All In Sustaining Costs	$51,546	$19,794	$46,164	$117,504	$61,881	$20,280	$38,562	$120,723
Growth exploration				4,147				4,404
Growth capital expenditures				1,438				27,946
All In Costs				$123,089				$153,073

Throughput tonnes	423,251	567,873	413,282	1,404,406	435,922	710,708	391,354	1,537,984
Payable silver ounces	3,551,763	2,276,278	1,168,875	6,996,916	2,744,505	2,742,499	1,106,801	6,593,805

Sustaining cost per ounce	$14.51	$8.70	$39.49	$16.79	$22.55	$7.39	$34.84	$18.31
All In costs per ounce				$17.59				$23.21

Silver co-product cash costs and gold co-product cash costs are measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units and consolidated group, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to Endeavour’s cost of sales, as reported in the Company’s consolidated financial statements.

25

Expressed in thousands US dollars	Three Months Ended December 31, 2014				Three Months Ended December 31, 2013
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Direct production costs	$12,580	$10,873	$10,947	$34,400	$17,627	$12,183	$11,401	$41,211
Royalties	114	193	52	359	235	-	-	235
Special mining duty (1)	178	646	-	824	0	-	-	-
Opening finished goods	(6,984)	-	(791)	(7,775)	(4,651)	(589)	(2,057)	(7,297)
NRV cost adjustment	-	-	217	217	-	-	(434)	(434)
Closing finished goods	4,033	441	1,042	5,516	650	-	60	710
Direct production costs	9,921	12,153	11,467	33,541	13,861	11,594	8,970	34,425

Silver production	1,024,762	611,271	373,139	2,009,172	861,495	698,098	372,124	1,931,717
Average realized silver price	16.23	16.23	16.23	16.23	20.52	20.52	20.52	20.52
Silver value	16,631,887	9,920,928	6,056,046	32,608,862	17,677,877	14,324,971	7,635,984	39,638,833

Gold production	2,085	7,900	5,142	15,127	2,275	10,142	5,269	17,686
Average realized gold price	1,189	1,189	1,189	1,189	1,246	1,246	1,246	1,246
Gold value	2,479,065	9,393,100	6,113,838	17,986,003	2,834,650	12,636,932	6,565,174	22,036,756

Total metal value	19,110,952	19,314,028	12,169,884	50,594,865	20,512,527	26,961,903	14,201,158	61,675,589
Pro-rated silver costs	87%	51%	50%	64%	86%	53%	54%	64%
Pro-rated gold costs	13%	49%	50%	36%	14%	47%	46%	36%

Silver co-product cash costs	$8.43	$10.21	$15.29	$10.76	$13.87	$8.82	$12.96	$11.45
Gold co-product cash costs	$617	$748	$1,120	$788	$842	$536	$787	$695

Expressed in thousands US dollars	Year Ended December 31, 2014				Years Ended December 31, 2013
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Direct production costs	$39,331	$46,676	$39,302	$125,309	$48,003	$66,923	$43,657	$158,583
Royalties	425	521	200	1,146	1,328	-	-	1,328
Special mining duty (1)	906	2,018	-	2,924	-	-	-	-
Opening finished goods	(650)	-	(60)	(710)	(1,626)	(10,442)	(2,305)	(14,373)
NRV cost adjustment	-	-	799	799	-	-	2,934	2,934
Closing finished goods	4,033	441	1,042	5,516	650	-	60	710
Direct production costs	44,045	49,656	41,283	134,984	48,355	56,481	44,346	149,182

Silver production	3,587,639	2,396,179	1,228,256	7,212,074	2,772,227	2,881,816	1,159,026	6,813,069
Average realized silver price	18.76	18.76	18.76	18.76	23.10	23.10	23.10	23.10
Silver value	67,304,108	44,952,318	23,042,083	135,298,508	64,038,444	66,569,950	26,773,501	157,381,894

Gold production	7,641	37,108	18,146	62,895	6,784	51,652	17,142	75,578
Average realized gold price	1,273	1,273	1,273	1,273	1,375	1,375	1,375	1,375
Gold value	9,726,993	47,238,484	23,099,858	80,065,335	9,328,000	71,021,500	23,570,250	103,919,750

Total metal value	77,031,101	92,190,802	46,141,941	215,363,843	73,366,444	137,591,450	50,343,751	261,301,644
Pro-rated silver costs	87%	49%	50%	63%	87%	48%	53%	60%
Pro-rated gold costs	13%	51%	50%	37%	13%	52%	47%	40%

Silver co-product cash costs	$10.73	$10.10	$16.78	$11.76	$15.22	$9.48	$20.35	$13.19
Gold co-product cash costs	$728	$686	$1,139	$798	$906	$564	$1,211	$785

(1) Special mining duty is an EBITDA royalty tax presented as a current income tax in accordance with IFRS. The Company incurred $1.6 million expense related to deferred revenues for tax purposes from prior year’s production which was excluded from 2014 production cost.

26

Quarterly Results and Trends

The following table presents selected financial information for each of the most recent eight quarters:

(tables in thousands of US dollars except per share amounts)

	2014				2013
Quarterly Results	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$48,677	$40,477	$54,774	$53,000	$67,857	$67,803	$71,250	$69,873
Direct cost	34,400	28,840	34,849	27,220	41,210	35,739	44,746	36,887
Royalties	359	175	278	334	235	287	356	450
Mine operating cash flow	13,918	11,462	19,647	25,446	26,412	31,777	26,148	32,536
Share-based compensation	110	140	219	68	107	131	202	75
Amortization and depletion	11,144	14,386	14,709	14,073	15,780	12,566	13,149	12,074
Write down on inventory	363	527	365	-	664	(2,668)	6,383	1,495
Mine operating earnings	$2,301	($3,591)	$4,354	$11,305	$9,861	$21,748	$6,414	$18,892
Net earnings (loss)	($66,895)	($11,386)	($289)	$4,037	($115,758)	$12,297	($361)	$14,357
Impairment charge, net of tax	55,858	-	-	-	104,283	-	-	-
(Gain) Loss on derivative liability	-	-	-	1,434	(591)	679	(2,386)	(1,452)
Adjusted earnings (loss)	($11,037)	($11,386)	($289)	$5,471	($12,066)	$12,976	($2,747)	$12,905

Basic earnings (loss) per share	($0.67)	($0.11)	$0.00	$0.04	($1.16)	$0.12	$0.00	$0.14
Diluted earnings (loss) per share	($0.67)	($0.11)	$0.00	$0.04	($1.17)	$0.12	$0.00	$0.13
Adjusted earnings (loss) per share	($0.11)	($0.11)	$0.00	$0.05	($0.35)	$0.13	($0.03)	$0.13
Weighted shares outstanding	101,881,133	101,527,951	101,336,743	100,494,157	99,720,704	99,741,010	99,710,933	99,660,016

Net earnings (loss)	($66,895)	($11,386)	($289)	$4,037	($115,758)	$12,297	($361)	$14,357
Amortization and depletion	11,257	14,471	14,785	14,146	15,874	12,648	13,228	12,148
Finance costs	321	359	256	446	422	313	531	247
Current income tax	14,865	(171)	3,250	2,942	5,042	2,729	4,363	1,836
Deferred income tax	(34,870)	(1,039)	(4,644)	(2,274)	(23,100)	1,341	(1,158)	2,453
Impairment charges	83,000	-	-	-	135,060	-	-	-
EBITDA	$7,678	$2,234	$13,358	$19,297	$17,540	$29,328	$16,603	$31,041

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28

Key Economic Trends

Precious Metal Price Trends

The prices of silver and gold are the largest single factor in determining profitability and cash flow from operations, therefore, the financial performance of the Company has been, and is expected to continue to be, closely linked to the prices of silver and gold. During Q4, 2014, the average price of silver was $16.47 per ounce, with silver trading between a range of $15.28 and $17.64 per ounce based on the London Fix silver price. This compares to an average of $20.82 per ounce during Q4, 2013, with a low of $19.05 and a high of $22.74 per ounce. During Q4, 2014, the Company realized an average price of $16.23 per silver ounce compared with $20.52 for the corresponding period in 2013.

During Q4, 2014, the average price of gold was $1,201 per ounce, with gold trading between a range of $1,142 and $1,340 per ounce based on the London Fix PM gold price. This compares to an average of $1,275 per ounce during Q4, 2013, with a low of $1,195 and a high of $1,361 per ounce. During Q4, 2014, the Company realized an average price of $1,189 per ounce compared with $1,246 for the corresponding period in 2013.

During 2014, the average price of silver was $19.08 per ounce, with silver trading between a range of $15.28 and $22.05 per ounce based on the London Fix silver price. This compares to an average of $23.79 per ounce during 2013, with a low of $19.05 and a high of $32.23 per ounce. During 2014, the Company realized an average price of $18.76 per ounce compared with $23.10 for 2013.

During 2014, the average price of gold was $1,266 per ounce, with gold trading between a range of $1,142 and $1,385 per ounce based on the London Fix PM gold price. This compares to an average of $1,411 per ounce during 2013, with a low of $1,192 and a high of $1,694 per ounce. During 2014, the Company realized an average price of $1,273 per ounce compared with $1,375 for 2013.

The major influences on precious metals prices in the past eight quarters included weaker investment demand, selling from precious metal exchange traded funds, as well as strong US equity and bond markets that pulled investments from other asset classes, including precious metals. In addition, precious metal prices were also affected by an expectation of improving economic conditions, which led to the reduction of the US Federal Reserve’s quantitative easing program.

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Currency Fluctuations
The Company’s operations are located in Mexico and therefore a significant portion of operating costs and capital expenditures are denominated in Mexican pesos. The corporate activities are based in Vancouver, Canada with the significant portion of these expenditures being denominated in Canadian dollars. Generally, as the US dollar strengthens, these currencies weaken, and as the US dollar weakens, these foreign currencies strengthen.

During Q4, 2014 the Mexican Peso depreciated against the US dollar with volatility increasing at the end of the quarter. During Q4, 2014, the average foreign exchange rate was $13.87 Mexican Pesos per US dollar, with the peso trading within a range of $13.34 and $14.78. This compares to an average of $13.01 during Q4, 2013, with a range of $13.22 and $12.79 Mexican pesos per U.S. dollar.

During 2014, the average foreign exchange rate was $13.30 Mexican Pesos per US dollar, with the peso trading within a range of $12.84 and $14.78. This compares to an average of $12.75 during 2013, with a range of $11.97 and $13.37 Mexican peso per US dollar.

During Q4, 2014, the Canadian dollar continued to depreciate relative to the US dollar. During Q4, 2014, the average foreign exchange rate was $1.1356 Canadian dollar per US dollar, with the Canadian dollar trading within a range of $1.1116 and $1.1643. This compares to an average of $1.0495 during Q4, 2013, within a range of $1.0643 and $1.0328 Canadian dollar per U.S. dollar.

During 2014, the Canadian dollar continued to depreciate relative to the US dollar. During 2014, the average foreign exchange rate was $1.1041 Canadian dollar per US dollar, with the Canadian dollar trading within a range of $1.0627 and $1.1643. This compares to an average of $1.0303 during 2013, with a range of $1.0643 and $0.9856 US dollar per Canadian dollar.

30

Cost Trends

The Company’s profitability is subject to industry wide cost pressures on development and operating costs with respect to labour, energy, consumables and capital expenditures. Underground mining is labour intensive and 33% of Endeavour’s production costs are directly tied to labour. In order to mitigate the impact of higher labour and consumable costs, the Company focuses on continuous improvement, both by promoting more efficient use of materials and supplies, and by pursuing more advantageous pricing, while increasing performance and without compromising operational integrity.

In December 2013, the Mexican President passed tax reform legislation that was effective January 1, 2014. The tax reform includes, among other items, an increase of the Mexican corporate tax rate from 28% to 30%, removal of the flat tax regime, a Special Mining Duty of 7.5% on taxable revenues, less allowable deductions excluding interest and capital depreciation and an 0.5% Environmental Tax on gold and silver revenues. As of December 31, 2014 the Company incurred $4.6 million Special Mining Duty expense included as current income tax and incurred $1.1 million royalty expense corresponding to the Environmental Tax.

Annual Outlook

Production
Endeavour estimates silver production of 5.8 -6.4 million ounces in fiscal 2015 compared to the 7.2 million oz silver it produced in 2014. Gold production is expected to be in the 47,000-52,000 oz range and silver equivalent production is anticipated to be 9.0 -10.1 million ounces (at a silver:gold ratio of 70:1). The decrease compared to 2014 production figures is the result reduced throughput at Bolañitos as new ore bodies are developed partially offset by increased El Cubo production.

Mine	Ag (M oz)	Au (K oz)	Ag Eq (M oz)	Tonnes/Day (tpd)
Guanacevi	3.1-3.3	6.0-7.0	3.5-3.8	1,200-1,300
Bolanitos	1.2-1.4	22.0-24.0	2.7-3.1	1,100-1,200
El Cubo	1.5-1.7	19.0-21.0	2.8-3.2	1,350-1,450
Total	5.8-6.4	47.0-52.0	9.0-10.1	3,650-3,950

At Guanaceví, production will continue primarily from the Porvenir Norte, Porvenir Cuatro and Santa Cruz veins. Underground development of the new Milache and Santa Cruz Sur discoveries are awaiting permitting, while economic assessments are refined with a likely decision to develop access in 2015 to begin development and production to start in 2016.

31

In 2015, Bolañitos production will contract as operations focus on developing in the LL-Asuncion ore body. The Bolañitos operation will operate at its existing capacity of 1,600 tonnes per day (tpd) in the first quarter before gradually dropping to 1,000 tpd until the La Luz- Asunción deposit is sufficiently developed.

At El Cubo, production continues to be sourced primarily from the Dolores, Villalpando, San Nicolas and Santa Cecilia veins. Management continues to focus on accelerated mine development and operational training needed to make improvements sustainable over the longer term. Management is currently developing alternative production scenarios for the El Cubo mine, including a possible mine expansion to fill available Bolañitos plant capacity in 2015. The Company is seeking the cooperation of the miners’ union to accomplish the alternative mine plans in order to ensure the short and long term viability of the El Cubo mining operation.

Operating Costs
Consolidated cash costs of production, net of gold by-product credits, are expected to be in the range of $10-11 per ounce of silver in 2015. The increase is largely due to the rising contribution of the higher cost El Cubo mine and reduced gold production at the Bolañitos mine. Consolidated cash costs for silver and gold on a co-product basis are anticipated to be around $13-$14 and $900-$950 per oz respectively.

All-in sustaining costs (AISC), net of gold by-product credits, in accordance with the World Gold Council standard, are estimated to be $18-19 per oz of silver in 2015. When non-cash items such as stock based compensation are excluded, AISC, net of gold by-product credits, is estimated to be in the $17.50 -$18.50 range.

On a co-product basis, AISC are predicted to be $18.50 -19.50 per oz silver and $1,200-1,250 per oz gold. Direct operating costs are estimated to be in the $90-94 per tonne range.

Capital Investments
Endeavour plans to invest $32.7 million on capital projects in 2015, including $18.3 million on mine development, $11.0 million on plant and equipment, and $3.1 million on tailings upgrades. The mine development capital is for accessing reserves for mining and replacing reserves by converting measured and indicated resources. Endeavour estimates reserves based only on underground workings, not on drill holes.

The Company has budgeted US$15.0 million at El Cubo, $4.9 million at Bolañitos, $12.5 million at Guanaceví and $0.3 million for corporate items, all of which will be covered by the Company’s anticipated 2015 cash flow.

Exploration Expenditures
In 2015, Endeavour plans to spend $6.9 million on exploration, including $0.9 million required for property payments. A total of 26,000 metres of drilling, in approximately 150 holes is budgeted to test multiple exploration targets targets at the three mines plus the San Sebastian project in addition to the underground mine exploration drilling.

The Company will continue to focus on brownfields exploration around the three operating mines in order to replenish resources as well as infill and condemnation drilling needed for engineering the emerging new high grade silver-gold discovery in the Terronera vein on the San Sebastián property in Jalisco State. See Exploration Results on page 13 for more detail.

Liquidity and Capital Resources

Cash and cash equivalents have decreased from $35.0 million at December 31, 2013 to $31.0 million at December 31, 2014. The revolving bank line of credit was reduced to $29.0 million by the end of 2014 compared to $33 million at the end of 2013. The Company had working capital of $21.2 million at December 31, 2014 (December 31, 2013 - $32.2 million). The $11.0 million decrease in working capital was primarily a result of spending on capital and exploration offset by cash flow from the mines.

32

Operating activities provided cash of $38.8 million during 2014 compared to $76.5 million during the same period in 2013. The significant non-cash adjustments to the net loss of $74.5 million were for an impairment of non-current assets of $83.0 million, amortization and depletion of $54.7 million, share-based compensation of $3.6 million, a deferred income tax recovery of $42.8 million, a mark-to-market loss on derivative liabilities of $1.4 million, an allowance on IVA receivable of $1.0million, finance costs of $1.2 million and a change in non-cash working capital of $9.5 million. The change in non-cash working capital was primarily due to an increase in the income taxes payable.

Investing activities during the period used $41.8 million as compared to $83.4 million in the same period of 2013. Investments in property, plant and equipment in 2014 totaled $41.8 million compared to $88.5 million in 2013. The investments in 2014 were primarily related to significant development at each operation. In 2013, the Company invested into significant infrastructure at the El Cubo operations. There was also $4.7 million in net receipts from short term investments in 2013 that did not occur in 2014.

The Company’s investments total of $41.8 million in property, plant and equipment during 2014. $10.2 million was invested at Guanaceví, with $7.0 million spent on 3.2 kilometres of mine development, $0.7 million spent on the tailings dam and $2.5 million on various equipment. At Bolañitos, the Company invested $9.3 million primarily on underground development, with $8.3 million spent on 6.1 kilometres of mine development, incurred $0.4 million on tailings expansion and spent $0.6 million on various mine equipment. At El Cubo, the Company invested $21.2 million, with $15.6 million incurred developing 11.2 kilometres and $5.6 million spent on various equipment as the mine ramped up to 1,500 tpd. The Company spent $1.1 million on exploration properties and corporate office equipment, including the acquisition of the La Bufa concessions adjacent to the Company’s Guadalupe y Calvo exploration property for equity valued at $0.4 million.

As at December 31, 2014, the Company held $0.8 million in available for sale investments consisting of marketable securities (December 31, 2013 - $1.5 million).

Financing activities during 2014 reduced cash by $0.5 million, compared to generating cash of $23.3 million during 2013. During 2014, the Company drew $2.0 million and paid $6.0 million to reduce its revolving line of credit by $4.0 million, incurring $1.0 million of interest, while $4.4 million was realized from the exercise of stock options and warrants. By comparison, during 2013 the Company drew $24.0 million in net proceeds from its revolving line of credit, incurring $1.1 million of interest and $0.5 million was realized from the exercise of stock options.

As at December 31, 2014, the Company’s issued share capital was $367.9 million, representing 101,976,901 common shares, compared to $358.4 million, representing 99,784,409 common shares, at December 31, 2013. In 2014, 2,106,905 common shares were issued upon stock option or warrant exercises and 85,587 shares issued upon the acquisition of the La Bufa exploration property.

As at December 31, 2014, the Company had options outstanding to purchase 4,846,950 common shares with a weighted average exercise price of CAN $4.38.

On July 24, 2012, the Company entered into a $75 million revolving credit facility (“the Facility”) that was reduced to $50 million in July 2013 and will reduce to $25 million in July 2015. The purpose of the Facility is for general corporate purposes and is principally secured by a pledge of the Company’s equity interests in its material operating subsidiaries, including Refinadora Plata Guanaceví S.A de C.V., Minas Bolañitos S.A. de C.V. and Compania Minera del Cubo S.A. de C.V. The interest rate margin on the Facility ranges from 2.75% to 4.25% over LIBOR based on the Company’s net debt to EBITDA ratio, where EBITDA is adjusted for gains or losses on derivative liabilities and any extraordinary items. The Company agreed to pay a commitment fee of between 0.69% and 1.05% on undrawn amounts under the facility based on the Company’s net debt to EBITDA ratio. The Facility is subject to various qualitative and quantitative covenants, including EBITDA leverage ratio, interest service coverage ratio and tangible net worth calculation. At December 31, 2014, the Company had drawn $29.0 million on this Facility. The Company expects to reduce the outstanding balance dependent on the metal price environment. During 2013, the Company extended the Facility until July 24, 2016, with the amount reduced from $50 million to $25 million on July 24, 2015.

33

As of December 31, 2014 the Company breached the “Tangible Net Worth” covenant under the Facility which requires Tangible Net Worth of the Company (as defined in the Facility) to be greater than 80% of “Equity” (as defined by the Facility) on June 30, 2012 plus 50% of subsequent quarterly earnings. Subsequent to year end, the Facility was amended requiring the Tangible Net Worth of the Company (as defined in the Facility) to be greater than 85% of “Equity” (as defined by the Facility) on December 31, 2014, plus 50% of subsequent quarterly earnings. The Company was in compliance with all financial covenants under the Facility as at December 31, 2013.

	Facility Financial
Facility Financial Covenants		2014	2013
	Requirements
Leverage ratio	< 3.00:1	0.64	0.35
Interest service coverage ratio	> 4.00:1	40	77
Tangible net worth (000's)	>216,000	197,031	260,229

In December 2013, the Mexican President passed tax reform legislation that became effective January 1, 2014. The tax reform includes a Special Mining Duty of 7.5% on taxable revenues, less allowable deductions excluding interest and capital depreciation and an 0.5% Environmental Tax on gold and silver revenues. In, 2014 the Company recognized a Special Mining Duty of $4.6 million as a current tax expense and $1.1 Environmental Tax as royalty expense in accordance with IFRS.

Contingencies

Minera Santa Cruz y Garibaldi SA de CV, a subsidiary of the Company, received a $238 million Mexican pesos (US$16.1 million) assessment on October 12, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in the entity’s 2006 tax return. During the audit process, the Company retained an international accounting firm and external counsel to expedite the audit process and to ensure the delivery of the appropriate documentation. Based on the advice of tax advisors and legal counsel, it is the Company’s view that it had provided the appropriate documentation and support for the expenses and that the tax assessment has no legal merit; however, as a result of a detailed review by the Company of its accounting records and available information to support the deductions taken, the Company has estimated a potential tax exposure of $40,000, plus additional interest and penalties of $40,000, for which the Company has made a provision in the consolidated financial statements. The Company has appealed the assessment and anticipates a favorable resolution. Resolution of this process is expected in 2015.

Capital Requirements

Endeavour plans to invest $32.7 million on capital projects in 2015, including $18.3 million on mine development, $11.0 million on plant and equipment, and $3.1 million on tailings upgrades. The mine development capital is for accessing reserves for mining and replacing reserves by converting measured and indicated resources. Endeavour estimates reserves only on underground workings, not on drill holes.

The Company has budgeted US$15.0 million at El Cubo, $4.9 million at Bolañitos, $12.5 million at Guanaceví and $0.3 million for corporate items, all of which will be covered by the Company’s anticipated 2015 cash flow.

Contractual Obligations

The Company had the following contractual obligations at December 31, 2014:

Payments due by period (in thousands of dollars)
Contractual Obligations		Less than 1			More than 5
	Total		1 - 3 years	3 - 5 years
		year			years
Capital Assets purchases	$41	$41	$-	$-	$-
Operating lease	640	248	392	-	-
Revolving credit facility	29,000	29,000	-
Other Long-Term Liabilities	6,496	-	-	2,847	3,649
Total	$36,177	$29,289	$392	$2,847	$3,649

34

Transactions with Related Parties

The Company shares common administrative services and office space with Canarc Resource Corp. and Aztec Metals Corp., which are related party companies by virtue of having Bradford Cooke as a common director. From time to time, Endeavour incurs third-party costs on behalf of the related parties which are charged on a full cost recovery basis. The Company had a $180,000 net receivable related to administration costs outstanding as at December 31, 2014 (December 31, 2013 – $248,000).

During 2014, the Company was charged $150,000 (December 31, 2013 - $129,000) for legal services by Koffman Kalef LLP, a firm in which the Company’s Corporate Secretary is a partner. As of December 31, 2014, the Company had a payable outstanding of $3,000 relating to these legal services (December 31, 2013 - $8,000).

Financial Assets and Liabilities

As at December 31, 2014, the carrying and fair values of Endeavour’s financial instruments by category were as follows:

	As at December 31, 2014		As at December 31, 2013
		Estimated Fair		Estimated Fair
Expressed in thousands US dollars	Carrying value		Carrying value
		value		value
Financial assets:
Cash and cash equivalents	$31,045	$31,045	$35,004	$35,004
Available for sale securities	786	786	1,463	1,463
Trade receivables	7,394	7,394	10,263	10,263
Other receivables	12,721	12,721	13,486	13,486
Total financial assets	$51,946	$51,946	$60,216	$60,216

Financial liabilities:
Accounts payable and accrued liabiities	$17,408	$17,408	$17,221	$17,221
Revolving credit facility	29,000	29,000	33,000	33,000
Contingent liabiities	-	-	99	99
Derivative liabiliti4es	-	-	1,491	1,491
Total financial liabilities	$46,408	$46,408	$51,811	$51,811

Fair value hierarchy:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by no or little market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

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Financial assets and liabilities measured at fair value on a recurring basis include:

As at December 31, 2014
Expressed in thousands US dollars	Total	Level 1		Level 2	Level 3
Financial assets:
Available for sale securities	$786	$786	$	- $	-
Trade receivables	7,394	7,394		-	-
Total financial assets	$8,180	$8,180	$	- $	-

Financial liabilities:
Contingent liabilities	$-	$-	$	- $	-
Total financial liabilities	$-	$-	$	- $	-

Available for sale securities

The Company holds marketable securities classified as Level 1 in the fair value hierarchy and as available for sale financial assets. The fair values of available for sale investments are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the stock exchange that is the principal active market for the particular security, being the market with the greatest volume and level of activity for the assets.

Trade receivables

The trade receivables consist of receivables from provisional silver and gold sales from the Bolañitos and El Cubo mine. The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted closing price on the measurement date from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 1 of the fair value hierarchy.

Contingent liability

On July 13, 2012, the Company completed the acquisition of 100% of the issued and outstanding shares of Mexgold Resources Inc. (“Mexgold”) and its three wholly owned subsidiaries: Compania Minera del Cubo, S.A. de C.V., AuRico Gold GYC, S.A. de C.V. and Metales Interamericanos, S.A. de C.V. from AuRico Gold Inc. (“AuRico”).

As a result of the acquisition, the Company owns the El Cubo silver-gold mine located in Guanajuato, Mexico and the Guadalupe y Calvo silver-gold exploration project located in Chihuahua, Mexico. The total estimated consideration of $203,487 included a contingent consideration based on the gold price.

AuRico will be entitled to receive up to an additional $30 million in cash payments from the Company upon the occurrence of certain events as follows:

a)	$10 million upon the simple average of the daily London Metals Exchange closing prices for gold exceeding $1,900.00 per ounce for a period of twelve consecutive months at any time until July 13, 2015;

b)

$10 million upon the simple average of the daily London Metals Exchange closing prices for gold exceeding $2,000.00 per ounce for a period of twelve consecutive months at any time until July 13, 2015; and

c)

$10 million upon the simple average of the daily London Metals Exchange closing prices for gold exceeding $2,100.00 per ounce for a period of twelve consecutive months at any time d until July 13, 2015.

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The contingent consideration based on the performance of gold prices was valued using a Monte Carlo simulation resulting in a valuation of $7.9 million at the acquisition date. Monte Carlo simulation approaches are a class of computational algorithms that rely on repeated random sampling to compute their results. Gold price paths were developed using a mathematical formula based on a stochastic process with mean reversion to a long term trend line.

The fair value of the contingent consideration as at December 31, 2014 was determined to be $nil (December 31, 2013 - $0.1 million). For the year ended December 31, 2014, the current gold drift rate and amortization of the contingency period resulted in a $0.1 million mark-to-market gain (December 31, 2013 - $8.4 million).

Under the terms of the acquired Las Torres lease, the Company was required to provide financial guarantees to the owner of the Las Torres Facility as security against any environmental damages. As at December 31, 2014, there was a $1.0 million letter of credit provided by the Company as security to the owner of the Las Torres facility.

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management process. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

The Company is exposed to credit risk on its bank accounts, investments and accounts receivable. Credit risk exposure on bank accounts and short term investments is limited through maintaining the Company’s balances with high-credit quality financial institutions, maintaining investment policies, assessing institutional exposure and continual discussion with external advisors. Value added tax (“IVA”) receivables are generated on the purchase of supplies and services to produce silver which are refundable from the Mexican government. Trade receivables are generated on the sale of concentrate inventory to reputable metal traders.

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short term business requirements. The Company’s policy is to invest cash at floating rates of interest, while cash reserves are to be maintained in cash equivalents in order to maintain liquidity after taking into account the Company’s holdings of cash equivalents, money market investments, marketable securities, receivables and available cash under the revolving credit facility. The Company believes that these sources, operating cash flow and its policies will be sufficient to cover the likely short term cash requirements and commitments.

Market Risk

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk, and commodity price risk.

Foreign Currency Risk – The Company’s operations in Mexico and Canada make it subject to foreign currency fluctuations. Certain of the Company’s operating expenses are incurred in Mexican pesos and Canadian dollars; therefore the fluctuation of the US dollar in relation to these currencies will consequently have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Interest Rate Risk – In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates impact the value of cash equivalents. The Facility is subject to interest rate risk as amounts outstanding are subject to charges at a LIBOR-based rate (plus 2.75% to 4.25% depending on financial and operating measures) payable according to the quoted rate term. The interest rate charge for the year was approximately 3.2% . As at December 31, 2014, with other variables unchanged, a 10% increase in the LIBOR rate would be result in additional interest expense of $290,000.

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Commodity Price Risk – Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside of the Company’s control, including, but not limited to , industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors. The Company has not engaged in any hedging activities, other than short term metal derivative transactions less than 90 days, to reduce its exposure to commodity price risk. Furthermore the Company carries a contingent liability linked to the price of gold. A significant rise in the gold price above $1,900.00 could significantly affect the Company’s future earnings (see Contingent Liability on page 32). At December 31, 2014 there are 355,880 ounces of silver and 4,900 ounces of gold which do not have a final settlement price and the estimated revenues have been recognized at current market prices. As at December 31, 2014, with other variables unchanged, a 10% decrease in the market value of silver and gold would result in a reduction of revenue of $1.2 million.

Outstanding Share Data

As of March 4, 2015, the Company had the following securities issued and outstanding:

  101,976,901 common shares
  4,846,950 common shares issuable under stock options with a weighted average exercise price of CAN$4.38 per share expiring between May 26, 2015 and May 13, 2019.

The Company considers the items included in the consolidated statement of shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard its ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, prospectus offerings, convertible debentures, asset acquisitions or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

Changes in Accounting Policies and Critical Accounting Estimates

Changes in Accounting Policies

The Company has adopted the following new standards, along with any consequential amendments, effective January 1, 2014. These changes were made in accordance with the applicable transitional provisions.

IFRIC 21, Levies
In May 2013, the IASB issued IFRIC 21, Levies, which provides guidance on accounting for levies in accordance with the requirements of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation defines a levy as an outflow from an entity imposed by a government in accordance with legislation. It also notes that levies do not arise from executor contracts or other contractual arrangements. The interpretation also confirms that an entity recognized a liability for a levy only when the triggering event specified in the legislation occurs. IFRIC 21 was applied retrospectively with no material impact on the financial statements.

New standards and amendments have been proposed; however, they do not impact the condensed consolidated interim financial statements and are not anticipated to impact the Company’s annual consolidated financial statements. The nature and impact of each new standard and amendment applicable to the Company are described below:

IFRS 9, Financial Instruments
In November 2009, the IASB issued IFRS 9, Financial Instruments, as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. On July 24, 2014 the IASB issued the complete IFRS 9. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flows of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

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IFRS 9 amends some of the requirements of IFRS 7, Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in OCI, and guidance on the measurement of financial liabilities and derecognition of financial instruments. The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company is currently assessing the impact of adopting IFRS 9 on its consolidated financial statements, including the applicability of early adoption.

IFRS 15, Revenue from Contracts with Customers
On May 28, 2014, the IASB issued IFRS 15. The new standard is effective for annual periods beginning on or after January 1, 2017 with early adoption permitted. IFRS 15 will replace IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers and SIC 31 Revenue – Barter Transactions Involving Advertising Services.

The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have also been introduced, which may affect the amount and/or timing of revenue recognized.

The Company intends to adopt IFRS 15 in its consolidated financial statements for the annual period beginning on January 1, 2017. The extent of the impact of adoption of the standard has not yet been determined.

The Company has not early adopted any other standard, interpretation or amendment in the condensed consolidated interim financial statements that have been issued, but not yet effective.

Amendments to IAS 1, Presentation of Financial Statements
On December 18, 2014, the IASB issued amendments to IAS 1 as part of its major initiative to improve presentation and disclosure in financial reports. The amendments are effective for annual periods beginning on or after January 1, 2016 with early adoption permitted. The Company intends to adopt these amendments in its financial statements for the annual period beginning on January 1, 2016. The extent of the impact of adoption of the amendments has not yet been determined.

Critical Accounting Estimates
The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management judgement relate to the determination of mineralized reserves, plant and equipment lives, estimating the fair values of financial instruments and derivatives, estimating the fair value of convertible debenture components, impairment of long-lived assets, reclamation and rehabilitation provisions, recognition of deferred tax assets, and assumptions used in determining the fair value of non-cash share-based compensation.

Mineralized Reserves and Impairment of Long Lived Assets
Management periodically reviews the carrying value of its mineral properties with internal and external mining related professionals. A decision to abandon, reduce or expand a specific project is based upon many factors including general and specific assessments of reserves, anticipated future prices, anticipated future costs of exploring, developing and operating a producing mine, expiration term and ongoing expense of maintaining leased mineral properties and the period for properties with unproven reserves. However, properties which have not demonstrated suitable mineral concentrations at the conclusion of each phase of an exploration program are re-evaluated to determine if future exploration is warranted and their carrying values are appropriate.

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The recoverable amounts of the Company’s CGUs, which include mining properties, plant and equipment and allocated goodwill, are determined on an annual basis and circumstances result in impairment indicators. As at December 31, 2014, the Company determined there were several indicators of potential impairment of its producing mineral properties which include the sustained decline in precious metal prices and updates of the estimated reserves and resources. The recoverable amounts are based on each CGUs future cash flows expected to be derived from the Company’s mining properties and represents each CGUs fair value in use. The cash flows are determined based on the life-of-mine after tax cash flow forecast which incorporate management’s best estimates of future metal prices, production based on current estimates of recoverable reserves and resources, exploration potential, future operating costs and non-expansionary capital expenditures.

If an area of interest is abandoned or it is determined that its carrying value cannot be supported by future production or sale, the related costs are charged against operations in the period of abandonment or determination that the carrying value exceeds its fair value. The amounts recorded as mineral properties represent costs incurred to date and do not necessarily reflect present or future values.

Provision for Reclamation and Rehabilitation
Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognized the present value of liabilities for reclamation and closure costs in the period in which they are incurred. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the accretion of discounted underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

Deferred Income Taxes
The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward. Future tax assets and liabilities are measured using substantively enacted or enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

The future income tax provision also incorporates management’s estimates regarding the utilization of tax loss carry forwards, which are dependent on future operating performance and transactions.

Share-based Compensation
The Company has a share option plan and records all share-based compensation for options using the fair value method. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model, with expected volatility based on historical volatility of Endeavour’s shares. The Company uses historical data to estimate the term of the option and the risk free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant.

Warrant Derivative Liability
The Company completed equity offerings in previous periods whereby warrants were issued with exercise prices denominated in Canadian dollars. As the warrants had an exercise price denominated in a currency which is different to the functional currency of the Company (US dollar), the warrants were treated as a financial liability. The Company’s share purchase warrants were classified and accounted for as a financial liability at fair value with adjustments recognized through net earnings. The publicly traded warrants and warrants with similar characteristics were valued using the quoted market price as of exercise or at period end. For the non-publicly traded warrants, the Company uses Black-Scholes option pricing model to determine the fair value of the Canadian dollar denominated warrants.

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Business Combinations
On the acquisition of a business, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) on the basis of fair value at the date of acquisition. When the cost of acquisition exceeds the fair values attributable to the Company’s share of identifiable net assets, the difference is treated as purchased goodwill, which is not amortized but is reviewed for impairment annually or more frequently where there is an indication of impairment. If the fair value attributable to the Company’s share of the identifiable net assets exceeds the cost of acquisition, the difference is immediately recognized in the income statement. Incremental costs related to acquisitions are expensed as incurred.

Determination of the fair value of assets acquired and liabilities assumed and the resulting goodwill, if any, requires that management make estimates based on the information provided by the acquiree. Changes to the provisional values of assets acquired and liabilities assumed, deferred income taxes and resulting goodwill, if any, will be adjusted when the final measurements are determined (within one year of acquisition date).

When purchase consideration is contingent on future events, the initial cost of the acquisition recorded includes an estimate of the fair value of the contingent amounts expected to be payable in the future. When the fair value of contingent consideration as at the date of acquisition is finalized, before the end of the 12 month measurement period, the adjustment is allocated to the identifiable assets acquired and liabilities assumed. Changes to the estimated fair value of contingent consideration subsequent to the acquisition date are recorded in the consolidated statement of comprehensive income.

RISKS AND UNCERTAINTIES
Precious and Base Metal Price Fluctuations
The profitability of the precious metals operations in which the Company has an interest is significantly affected by changes in the market prices of precious metals. Prices for precious metals fluctuate on a daily basis, have historically been subject to wide fluctuations and are affected by numerous factors beyond the control of the Company such as the level of interest rates, the rate of inflation, central bank transactions, world supply of the precious metals, foreign currency exchange rates, international investments, monetary systems, speculative activities, international economic conditions and political developments. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving adequate returns on invested capital or the investments retaining their respective values. Declining market prices for these metals could materially adversely affect the Company’s operations and profitability.

Fluctuations in the price of consumed commodities
Prices and availability of commodities consumed or used in connection with exploration, development and mining, such as natural gas, diesel, oil, electricity, cyanide and other re-agents fluctuate affecting the costs of production at our operations. These fluctuations can be unpredictable, can occur over short periods of time and may have a materially adverse impact on our operating costs or the timing and costs of various projects. Our general policy is not to hedge our exposure to changes in prices of the commodities that we use in our business.

Foreign Exchange Rate Fluctuations
Operations in Mexico and Canada are subject to foreign currency exchange fluctuations. The Company raises its funds through equity issuances which are priced in Canadian dollars, and the majority of the exploration costs of the Company are denominated in United States dollars and Mexican pesos. The Company may suffer losses due to adverse foreign currency fluctuations.

Competitive Conditions
Significant competition exists for natural resource acquisition opportunities. As a result of this competition, some of which is with large, well established mining companies with substantial capabilities and significant financial and technical resources, the Company may be unable to either compete for or acquire rights to exploit additional attractive mining properties on terms it considers acceptable. Accordingly, there can be no assurance that the Company will be able to acquire any interest in additional projects that would yield reserves or results for commercial mining operations.

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Operating Hazards and Risks
Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include, but are not limited to, the following: environmental hazards, industrial accidents, third party accidents, unusual or unexpected geological structures or formations, fires, power outages, labour disruptions, floods, explosions, cave-ins, land-slides, acts of God, periodic interruptions due to inclement or hazardous weather conditions, earthquakes, war, rebellion, revolution, delays in transportation, inaccessibility to property, restrictions of courts and/or government authorities, other restrictive matters beyond the reasonable control of the Company, and the inability to obtain suitable or adequate machinery, equipment or labour and other risks involved in the operation of mines.

Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, delayed production and resultant losses, increased production costs, asset write downs, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damages. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. Any compensation for such liabilities may have a material, adverse effect on the Company’s financial position.

Our property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to us or to other companies within the industry at reasonable terms or at all. In addition, our insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse effect on our business.

Mining Operations
The capital costs required by the Company’s projects may be significantly higher than anticipated. Capital and operating costs, production and economic returns, and other estimates contained in the Company’s current technical reports, may differ significantly from those provided for in future studies and estimates and from management guidance, and there can be no assurance that the Company’s actual capital and operating costs will not be higher than currently anticipated. In addition, delays to construction and exploration schedules may negatively impact the net present value and internal rates of return of the Company’s mineral properties as set forth in the applicable technical report. Similarly, there can be no assurance that historical rates of production, grades of ore processed, rates of recoveries or mining cash costs will not experience fluctuations or differ significantly from current levels over the course of the mining operations conducted by the Company.

In addition, there can be no assurance that the Company will be able to continue to extend the production from its current operations through exploration and drilling programs.

Infrastructure
Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation or development of the Company’s projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploitation or development of the Company’s projects will be commenced or completed on a timely basis, if at all; the resulting operations will achieve the anticipated production volume, or the construction costs and ongoing operating costs associated with the exploitation and/or development of the Company’s advanced projects will not be higher than anticipated. In addition, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations and profitability.

Exploration and Development
There is no assurance given by the Company that its exploration and development programs and properties will result in the discovery, development or production of a commercially viable ore body or yield new reserves to replace or expand current reserves.

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The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At this time, apart from the mineral reserves on the Company’s Guanaceví Mines, Bolañitos Mines and El Cubo Mines none of the Company’s properties have any defined ore-bodies with proven reserves.

The economics of developing silver, gold and other mineral properties are affected by many factors including capital and operating costs, variations of the tonnage and grade of ore mined, fluctuating mineral markets, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Depending on the prices of silver, gold or other minerals produced, the Company may determine that it is impractical to commence or continue commercial production. Substantial expenditures are required to discover an ore-body, to establish reserves, to identify the appropriate metallurgical processes to extract metal from ore, and to develop the mining and processing facilities and infrastructure. The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company’s control and which cannot be accurately foreseen or predicted, such as market fluctuations, conditions for precious and base metals, the proximity and capacity of milling and smelting facilities, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection. In order to commence exploitation of certain properties presently held under exploration concessions, it is necessary for the Company to apply for an exploitation concession. There can be no guarantee that such a concession will be granted. Unsuccessful exploration or development programs could have a material adverse impact on the Company’s operations and profitability.

Calculation of Reserves and Resources and Precious Metal Recoveries
There is a degree of uncertainty attributable to the calculation and estimation of reserves and resources and their corresponding metal grades to be mined and recovered. Until reserves or resources are actually mined and processed, the quantities of mineralization and metal grades must be considered as estimates only. Any material change in the quantity of mineral reserves, mineral resources, grades and recoveries may affect the economic viability of the Company’s properties.

Replacement of Reserves and Resources
The Guanaceví, Bolañitos and El Cubo mines are the Company’s current sources of production. Current life-of-mine plans provide for a defined production life for mining at the Company’s mines. If the Company’s mineral reserves and resources are not replaced either by the development or discovery of additional reserves and/or extension of the life-of-mine at its current operating mines or through the acquisition or development of an additional producing mine, this could have an adverse impact on the Company’s future cash flows, earnings, financial performance and financial condition, including as a result of requirements to expend funds for reclamation and decommissioning.

Acquisition Strategy

As part of the Company’s business strategy, it has sought and will continue to seek new mining and development opportunities in the mining industry. In pursuit of such opportunities, it may fail to select appropriate acquisition candidates, negotiate appropriate acquisition terms, conduct sufficient due diligence to determine all related liabilities or to negotiate favourable financing terms. The Company cannot assure that it can complete any acquisition or business arrangement that it had pursued, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit its business.

Integration of New Acquisitions
The Company’s success at completing any acquisitions will depend on a number of factors, including, but not limited to: identifying acquisitions which fit the Company’s strategy; negotiating acceptable terms with the seller of the business or property to be acquired; and obtaining approval from regulatory authorities in the jurisdictions of the business or property to be acquired.

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The positive effect on the Company’s results arising from past and future acquisitions will depend on a variety of factors, including, but not limited to: assimilating the operations of an acquired business or property in a timely and efficient manner including the existing work force, union arrangements and existing contracts; maintaining the Company’s financial and strategic focus while integrating the acquired business or property; implementing uniform standards, controls, procedures and policies at the acquired business, as appropriate; and to the extent that the Company makes an acquisition outside of markets in which it has previously operated, conducting and managing operations in a new operating environment and under a new regulatory regime where it has no direct experience.

Past and future business or property acquisitions could place increased pressure on the Company’s cash flow if such acquisitions involve cash consideration or the assumption of obligations requiring cash payments. The integration of the Company’s existing operations with any acquired business will require significant expenditures of time, attention and funds. Achievement of the benefits expected from consolidation would require the Company to incur significant costs in connection with, among other things, implementing financial and planning systems.

The Company may not be able to integrate the operations of a recently acquired business or restructure the Company’s previously existing business operations without encountering difficulties and delays. In addition, this integration may require significant attention from the Company’s management team, which may detract attention from the Company’s day-to-day operations. Over the short-term, difficulties associated with integration could have a material adverse effect on the Company’s business, operating results, financial condition and the price of the Company’s common shares. In addition, the acquisition of mineral properties may subject the Company to unforeseen liabilities, including environmental liabilities.

Foreign Operations
The Company’s operations are currently conducted through subsidiaries principally in Mexico and, as such, its operations are exposed to various levels of political, economic and other risks and uncertainties which could result in work stoppages, blockades of the Company’s mining operations and appropriation of assets. Some of the Company’s operations are located in areas where Mexican drug cartels operate. These risks and uncertainties vary from region to region and include, but are not limited to, terrorism; hostage taking; local drug gang activities; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Local opposition to mine development projects could arise in Mexico, and such opposition could be violent. There can be no assurance that such local opposition will not arise with respect to the Company’s Mexican operations. If the Company were to experience resistance or unrest in connection with its Mexican operations, it could have a material adverse effect on its operations and profitability.

To the extent the Company acquires mineral properties in other jurisdictions; it may be subject to similar and additional risks with respect to its operations in those jurisdictions.

Government Regulation
The Company’s operations, exploration and development activities are subject to extensive foreign federal, state and local laws and regulations governing such matters as environmental protection, management and use of toxic substances and explosives, management of natural resources, health, exploration and development of mines, production and post-closure reclamation, safety and labour, mining law reform, price controls import and export laws, taxation, maintenance of claims, tenure, government royalties and expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company’s operations. The activities of the Company require licenses and permits from various governmental authorities.

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The costs associated with compliance with these laws and regulations are substantial and possible future laws and regulations, changes to existing laws and regulations and more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expenses, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of its properties. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety practices of the Company’s past and current operations, or possibly even those actions of parties from whom the Company acquired its mines or properties, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions. The Company retains competent and well trained individuals and consultants in jurisdictions in which it does business, however, even with the application of considerable skill the Company may inadvertently fail to comply with certain laws. Such events can lead to financial restatements, fines, penalties, and other material negative impacts on the Company.

Mexican Tax Assessments
As disclosed under “Contingencies”, one subsidiary of the Company in Mexico has received a tax assessment from Mexican fiscal authorities. While the Company is of the view that the tax assessment has no legal merit and is contesting it, there is no assurance that the Company will be successful or that the Company will not have to pay the full amount of the assessment plus interest and penalties. If the Company is unsuccessful this could negatively impact the Company’s financial position and create difficulties for the Company in the future in dealing with Mexican fiscal authorities. As a result of a detailed review of the Company’s financial information and delivery of appropriate requested documents to the Mexican fiscal authorities, the Company has estimated that there is no material potential tax exposure arising under the assessment.

Obtaining and Renewing of Government Permits

In the ordinary course of business, the Company is required to obtain and renew government permits for the operation and expansion of existing operations or for the development, construction and commencement of new operations. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and possibly involving public hearings and costly undertakings on the Company’s part. The duration and success of the Company’s efforts to obtain and renew permits are contingent upon many variables not within its control including the interpretation of applicable requirements implemented by the permitting authority. The Company may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed what the Company believes it can recover from a given property once in production. Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could adversely impact the Company’s operations and profitability.

Environmental Factors
All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that any future changes in environmental regulation will not adversely affect the Company’s operations. The costs of compliance with changes in government regulations have the potential to reduce the profitability of future operations. Environmental hazards that may have been caused by previous or existing owners or operators may exist on the Company’s mineral properties, but are unknown to the Company at present.

Title to Assets
Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company has not conducted surveys of the claims in which it holds direct or indirect interests and, therefore, the precise area and location of such claims may be in doubt. The Company’s claims may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by unidentified or unknown defects. The Company has conducted as thorough an investigation as possible on the title of properties that it has acquired or will be acquiring for assurance that there are no other claims or agreements that could affect its title to the concessions or claims. If title to the Company’s properties is disputed, it may result in the Company paying substantial costs to settle the dispute or clear title and could result in the loss of the property, which events may affect the economic viability of the Company.

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Employee Recruitment and Retention
Recruiting and retaining qualified personnel is critical to the Company’s success. The Company is dependent on the services of key executives including the Company’s President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on managing the Company’s interests. The number of persons skilled in acquisition, exploration, development and operation of mining properties are limited and competition for such persons is intense. As the Company’s business activity grows, the Company will require additional key financial, administrative and mining personnel as well as additional operations staff. We could experience increases in our recruiting and training costs and decreases in our operating efficiency, productivity and profit margins. If we are not able to attract, hire and retain qualified personnel, the efficiency of our operations could be impaired, which could have an adverse impact on the Company’s future cash flows, earnings, financial performance and financial condition.

Potential Conflicts of Interest
The directors and officers of the Company may serve as directors and/or officers of other public and private companies, and may devote a portion of their time to manage other business interests. This may result in certain conflicts of interest. To the extent that such other companies may participate in ventures in which the Company is also participating, such directors and officers of the Company may have a conflict of interest in negotiating and reaching an agreement with respect to the extent of each company’s participation. The laws of British Columbia, Canada, require the directors and officers to act honestly, in good faith, and in the best interests of the Company and its shareholders. However, in conflict of interest situations, directors and officers of the Company may owe the same duty to another company and will need to balance the competing obligations and liabilities of their actions.

There is no assurance that the needs of the Company will receive priority in all cases. From time to time, several companies may participate together in the acquisition, exploration and development of natural resource properties, thereby allowing these companies to: (i) participate in larger properties and programs; (ii) acquire an interest in a greater number of properties and programs; and (iii) reduce their financial exposure to any one property or program. A particular company may assign, at its cost, all or a portion of its interests in a particular program to another affiliated company due to the financial position of the company making the assignment. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, it is expected that the directors and officers of the Company will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Third Party Reliance
The Company’s rights to acquire interests in certain mineral properties have been granted by third parties who themselves may hold only an option to acquire such properties. As a result, the Company may have no direct contractual relationship with the underlying property holder.

Assurance on Financial Statements
We prepare our financial reports in accordance with accounting policies and methods prescribed by IFRS. In the preparation of financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Company. Significant accounting policies and practices are described in more detail in the notes to our annual consolidated financial statements for the year ended December 31, 2014. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use and transactions are properly recorded and reported, we have implemented and continue to analyze our internal control systems for financial reporting. Although we believe our financial reporting and financial statements are prepared with reasonable safeguards to ensure reliability, we cannot provide absolute assurance in that regard.

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General Economic Conditions
The unprecedented events in global financial markets during the last few years have had a profound effect on the global economy. Many industries, including the gold and silver mining industry, are affected by these market conditions. Some of the key effects of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company’s growth and profitability.

Specifically:

• the global credit/liquidity crisis could affect the cost and availability of financing and our overall liquidity;
• the volatility of gold and silver prices affects our revenues, profits and cash flow;
• volatile energy prices, commodity and consumables prices and currency exchange rates affect our production costs;
• the devaluation and volatility of global stock markets affects the valuation of our equity securities.

These factors could have a material adverse effect on the Company’s financial condition and financial performance.

Substantial Volatility of Share Price
In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. The price of the Company’s common shares is also likely to be significantly affected by short-term changes in mineral prices or in the Company’s financial condition or financial performance as reflected in its quarterly financial reports. Other factors unrelated to the Company’s performance that may have an effect on the price of its common shares include the following: the extent of analytical coverage available to investors concerning the Company’s business may be limited if investment banks with research capabilities do not follow the Company’s securities; decreased trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of the Company’s common shares; the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and a substantial decline in the price of the Company’s common shares that persists for a significant period of time could result in the Company’s securities being delisted from the Toronto Stock Exchange and/ or NYSE MKT, which would further reduce market liquidity.

Differences in U.S. and Canadian reporting of reserves and resources
The Company’s reserve and resource estimates are not directly comparable to those made in filings subject to SEC reporting and disclosure requirements as the Company generally reports reserves and resources in accordance with Canadian practices. It is Canadian practice to report measured, indicated and inferred resources, which are not permitted in disclosures filed with the SEC by United States reporting issuers. Under SEC rules, mineralization may not be classified as a "reserve" unless a determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.

Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. In addition, disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC permits issuers to report "resources" only as in-place tonnage and grade without reference to unit of metal measures.

Accordingly, information concerning descriptions of mineralization, reserves and resources contained in this MD&A, or in the Company’s other continuous disclosure documents, may not be comparable to information made public by United States issuers subject to the reporting requirements of the SEC.

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Adequacy of internal control over financial reporting as per the requirements of the U.S. Sarbanes-Oxley Act The Company documented and tested, during its most recent fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of the U.S. Sarbanes-Oxley Act ("SOX"). SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the Company’s independent auditor addressing this assessment. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively affect the trading price of its common shares or market value of its other securities.

In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls for acquired operations where acquired companies do not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information required to be reported. The effectiveness of the Company’s control and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting. Although the Company intends to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with Section 404 of SOX.

Potential dilution of present and prospective shareholdings
In order to finance future operations and development efforts, the Company may raise funds through the issue of common shares or the issue of securities convertible into common shares. The Company cannot predict the size of future issues of common shares or the issue of securities convertible into common shares or the effect, if any, that future issues and sales of the Company’s common shares will have on the market price of its common shares. Any transaction involving the issue of shares, or securities convertible into shares, could result in dilution, possibly substantial, to present and prospective holders of shares.

Lack of Dividends
No dividends on the Company’s common shares have been declared and paid to date. The Company currently plans to retain all future earnings and other cash resources, if any, for the future operation and development of its business. Declaration and payment of any future dividends, if any, will be at the discretion of the Board of Directors after taking into account many factors, including the Company’s operating results, financial condition, and current and anticipated cash needs.

Future Sales of Common Shares by Existing Shareholders
Sales of a large number of the Company’s common shares in the public markets, or the potential for such sales, could decrease the trading price of the common shares and could impair the Company’s ability to raise capital through future sales of common shares.

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Claims Under U.S. Securities Laws
The enforcement by investors of civil liabilities under the federal securities laws of the United States may be affected adversely by the fact that the Company is incorporated under the laws of British Columbia, Canada, that the independent registered chartered accountants who have audited the Company’s financial statements and some or all of the Company’s directors and officers may be residents of Canada or elsewhere, and that all or a substantial portion of the Company’s assets and said persons are located outside the United States. As a result, it may be difficult for holders of the Company’s common shares to effect service of process within the United States upon people who are not residents of the United States or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States

Financial Instruments
From time to time, the Company may use certain financial instruments to manage the risks associated with changes in silver prices, interest rates and foreign currency exchange rates. The use of financial instruments involves certain inherent risks including, among other things: (i) credit risk, the risk of default on amounts owing to the Company by the counterparties with which Company has entered into such transaction; (ii) market liquidity risk, the risk that the Company has entered into a position that cannot be closed out quickly, either by liquidating such financial instrument or by establishing an offsetting position; (iii) unrealized mark-to-market risk, the risk that, in respect of certain financial instruments, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products.

CONTROLS AND PROCEDURES

The Company’s officers and management are responsible for establishing and maintaining disclosure controls and procedures for the Company. Disclosure controls and procedures are designed to provide reasonable assurance that material information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer as is appropriate to permit timely decisions regarding public disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

At the end of the period covered by this MD&A, management, including the Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures pursuant to National Instrument 52-109 “Certification of Disclosure in Issuers Annual and Interim Filings” (“NI 52-109”) and Rule 13a -15(b) of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this MD&A, the Company’s disclosure controls and procedures were in effective because of the material weakness in our internal control over financial reporting that is described below in “Management’s Report on Internal Controls over Financial Reporting.

Management’s Report on Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in NI 52-109 and in Rules 13a-15(b) of the U.S. Exchange Act). A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles.

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A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2014. In making this assessment, management used the criteria set forth in the Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). A material weakness is a deficiency, or a combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. As a result of its assessment, management identified a material weakness relating to ineffective management review of the recording of the impairment of long-lived assets and related financial statement disclosures, specifically related to the circular impact on deferred income taxes.

The material weakness resulted in material misstatements related to the understatement of impairment expense, overstatement of mineral properties, plant and equipment, and the related disclosures in the annual consolidated financial statements as at and for the year ended December 31, 2014. These misstatements were corrected before issuing the consolidated financial statements.

Remediation Plan
Because of the inherent complexities in valuing long-lived assets, the Company will enhance its internal control system by consulting with a professional valuation company with experience and knowledge assessing the financial impact if there are any future impairments.

Changes in Internal Control
Other than the material weakness described above, there has been no material change in internal controls of the Company during the fourth quarter and for the year ended December 31, 2014 that has materially affected, or is likely to materially affect, the Company’s internal control over financial reporting.

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